As filed with the Securities and Exchange Commission on November 20, 2018

Registration No. 333-226869

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO FORM F-1 ON

FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Despegar.com, Corp.

(Exact name of Registrant as specified in its charter)

British Virgin Islands	4700	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

Telephone: +54 11 4894-3500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

National Corporate Research, Ltd.

10 E. 40th Street, 10th floor

New York, NY 10016

Telephone: 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Ward Breeze

Jeffrey Vetter

Brian C. Hutchings

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

220 West 42nd Street, 17th Floor

New York, New York 10036

Telephone: (212) 730-8133

Approximate date of commencement of proposed sale to the public: from time to time after the effective date of this registration statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

On August 16, 2018, Despegar.com, Corp. (the “Company”) filed a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on Form F-1 (Registration No. 333-226869) to register for the resale or distribution of ordinary shares of the Company, which may be offered for sale or distributed to members, partners or shareholders from time to time by the selling shareholders named in the prospectus. The Registration Statement was declared effective by the SEC on August 20, 2018.

This Post-Effective Amendment No. 1 to Form F-1 on Form F-3 is being filed by the Company to (i) convert the Form F-1 into a registration statement on Form F-3, (ii) update the prospectus dated August 20, 2018 included in the Registration Statement and (iii) reflect that 24,198,687 shares of those originally registered under the Registration Statement remain available to be distributed or sold by the selling shareholders.

No additional securities are being registered under this Post-Effective Amendment No. 1 to Form F-1 on Form F-3. All applicable registration and filing fees were paid at the time of the original filing of the Registration Statement on August 16, 2018.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission has been declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

24,198,687 Shares

ORDINARY SHARES

This prospectus relates to the resale or distribution of up to 24,198,687 ordinary shares, which may be offered for sale or distributed to members, partners or shareholders from time to time by the selling shareholders named in this prospectus.

It is anticipated that the selling shareholders may elect to make in-kind distributions to their members, partners or shareholders. The selling shareholders may also sell the ordinary shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions, at fixed or negotiated prices, directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. We will not receive any proceeds from the sale or distribution of our ordinary shares by the selling shareholders. The ordinary shares may be offered by the selling shareholders in any manner described under “Plan of Distribution” beginning on page 24 of this prospectus.

Our ordinary shares are listed on The New York Stock Exchange under the ticker symbol “DESP.” The closing sale price on The New York Stock Exchange for our ordinary shares on November 16, 2018 was $15.70 per share.

We may amend or supplement this prospectus from time to time.

We are an “emerging growth company” and a “foreign private issuer” under applicable U.S. federal securities laws and may elect to comply with reduced public company reporting requirements.

Investing in our ordinary shares involves significant risks. See “Risk Factors” on page 8 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November     , 2018.

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus we may authorize to be delivered to you. Neither we nor the selling shareholders have authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders take responsibility for, or provide any assurances as to the reliability of, any other information that others may give you.

The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale or distribution of our ordinary shares by the selling shareholders. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

This prospectus may only be used where it is legal to sell our ordinary shares. We and the selling shareholders have not undertaken any efforts to qualify this offering for offers and sales to the public in any jurisdiction outside the United States, and we do not expect to make offers and sales to the public in jurisdictions located outside the United States. However, we and the selling shareholders may make offers and sales outside the United States in circumstances that do not constitute a public offer or distribution under applicable laws and regulations.

For investors outside the United States: Neither we nor the selling shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities described herein and the distribution of this prospectus outside the United States.

i

INTRODUCTION

Unless the context suggests otherwise, references in this prospectus to “Despegar,” the “Company,” “we” “us” and “our” are to Despegar.com, Corp., a business company incorporated in the British Virgin Islands (“BVI”), and its consolidated subsidiaries. Unless the context suggests otherwise, references to “Latin America” are to South America, Mexico, Central America and the Caribbean (except in the case of certain industry information from Euromonitor travel research for Latin America; as set forth below).

We were formed as a new business company in BVI on February 10, 2017. On May 3, 2017, the stockholders of our predecessor, Decolar.com, Inc., a Delaware corporation, exchanged their shares of Decolar.com, Inc. for ordinary shares of Despegar.com, Corp. to create a new BVI holding company. Following the exchange, our shareholders own shares of Despegar.com, Corp. and Decolar.com, Inc. is a wholly-owned subsidiary of Despegar.com, Corp. The audited consolidated financial statements as of December 31, 2017 and 2016, and for the three years ended December 31, 2017 to the extent related to the events and periods prior to May 3, 2017, included or incorporated by reference in this prospectus are the consolidated financial statements of Decolar.com, Inc., which is our predecessor for accounting purposes, and other information contained or incorporated by reference in this prospectus related to events and periods prior to May 3, 2017 is based on Decolar.com, Inc.

Financial Statements

The financial information contained in this prospectus derives from our audited consolidated financial statements as of December 31, 2017 and 2016 and for the fiscal years ended December 31, 2017, 2016 and 2015 (our “audited consolidated financial statements”) and from our unaudited interim condensed consolidated financial statements as of June 30, 2018 and for the six month periods ended June 30, 2018 and 2017 (our “unaudited interim condensed consolidated financial statements”) incorporated by reference in this prospectus. The Balance Sheet as of December 31, 2015 derived from our audited consolidated financial statements as of December 31, 2016 and 2015 are not included or incorporated by reference in this prospectus. Our audited consolidated financial statements and unaudited interim consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and presented in dollars; provided, however, that the unaudited interim condensed consolidated financial statements are subject to normal year-end adjustments (which are not expected to be material individually or in the aggregate).

Non-GAAP Financial Measures

This prospectus or the information incorporated by reference includes certain references to Adjusted EBITDA, a non-GAAP financial measure. We define Adjusted EBITDA as net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization and share-based compensation. See “Selected Financial Data—Other Financial and Operating Data” in our Annual Report on Form 20-F for the year ended December 31, 2017, which is incorporated herein by reference, and the section hereof entitled “Recent Developments” for reconciliations of Adjusted EBITDA to net income / (loss) for certain financial periods as indicated. Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

Market Data

This prospectus or the information incorporated by reference herein includes industry, market and competitive position data and forecasts that we have derived from independent consultant reports, publicly available information, industry publications, official government information and other third-party sources, including Euromonitor International, and GSM Association, as well as our internal data and estimates. Independent consultant reports, industry publications and other published sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Although we believe that this information is reliable, the information has not been independently verified by us.

Certain data included or incorporated by reference in this prospectus related to the Latin American travel industry and the Latin American online travel market includes the purchase of hotel and other travel products (such as airlines, car rentals, lodging and attractions) by inbound travelers traveling to Latin America, as well as corporate travel. Our customer base, however, is primarily comprised of consumers from Latin America traveling for leisure domestically within their own country of origin, to other countries in the Latin American region, and outside of Latin America. Additionally, Euromonitor travel research for Latin America only includes the following countries: Mexico, Brazil, Chile, Argentina, Colombia, Peru, Venezuela and Ecuador. Market data related solely to the travel trends of Latin American consumers is limited. As a result, certain market data included or incorporated by reference in this prospectus is being provided to investors to give a general sense of the trends of our industry but such market data does not capture the travel trends of only our targeted customers. Accordingly, investors should not place undue reliance on the market information in this prospectus.

Information sourced to Euromonitor is from independent industry research carried out by Euromonitor International Limited as part of its annual Passport research. Euromonitor makes no warranties about the fitness of this intelligence for investment decisions.

Certain Operating Measures

This prospectus or the information incorporated by reference includes certain references to number of transactions and gross bookings, both operating measures. Number of transactions is the total number of customer orders completed on our platform during a given period. Gross bookings is the aggregate purchase price of all travel products booked by our customers through our platform during a given period. For more information, see “Management Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

Currency Presentation

In this prospectus or the information incorporated by reference, references to “dollars” and “$” are to the currency of the United States, references to “Brazilian real,” “Brazilian reais” and “R$” are to the currency of Brazil and references to “Argentine pesos” and “AR$” are to the currency of Argentina. See “Exchange Rates” for information regarding historical exchange rates of Brazilian reais and Argentine pesos to dollars.

Change in functional currency

Until June 30, 2018 our foreign subsidiaries (except for Travel Reservations S.R.L in Uruguay and other subsidiaries in the United States, Ecuador and Venezuela, which use the U.S. dollar as functional currency) have determined the local currency to be their functional currency.

As from July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar become the functional currency of our Argentine subsidiary. This change in functional currency is to be recognized prospectively in our financial statements.

Rounding

Certain figures included in this prospectus or the information incorporated by reference have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be exact arithmetic aggregations or percentages of the figures that precede them.

Trademarks

Our key trademarks are “Despegar.com,” “Decolar.com” and “Decolar.com.br.” Other trademarks or service marks appearing in this prospectus are the property of their respective holders. Solely for the convenience of the reader, we refer to our brands in this prospectus without the ® symbol, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

PROSPECTUS SUMMARY

The following summary highlights selected information contained or incorporated by reference elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common shares, you should carefully read this entire prospectus, including our financial statements and the related notes and other documents incorporated by reference in this prospectus, as well as the information under the caption “Risk Factors” herein and under similar headings in the other documents that are incorporated by reference into this prospectus.

Business Overview

We are the leading online travel company in Latin America, known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their products and access to our users. We believe that our focus on the under penetrated Latin American online travel market, our knowledge of the consumer and supplier landscape in the region and our ability to manage the business successfully through economic cycles will allow us to continue our industry leadership. In 2017 and 2016, we had approximately 4.6 million and 4.0 million customers, generating $523.9 million and $411.2 million in revenue, respectively. Our gross bookings were $4.4 billion and $3.3 billion in 2017 and 2016, respectively. For the six month periods ended June 30, 2018 and June 30, 2017, we had approximately 2.9 million and 2.6 million customers, generating $276.9 million and $248.5 million in revenue, respectively. Our gross bookings were $2.4 billion and $2.1 billion for the six month periods ended June 30, 2018 and June 30, 2017, respectively.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in “Risk Factors” immediately following this prospectus summary, including the following:

•	we are subject to the risks generally associated with doing business in Latin America and risks associated with our business concentration within this region;

•	general declines or disruptions in the travel industry may adversely affect our business and results of operations;

•	our business and results of operations may be adversely affected by macroeconomic conditions;

•	we are exposed to fluctuations in currency exchange rates;

•	if we are unable to maintain or increase consumer traffic to our sites and our conversion rates, our business and results of operations may be harmed;

•

we operate in a highly competitive and evolving market, and pressure from existing and new companies, as well as consolidation within the industry, may adversely affect our business and results of operations;

•	if we are unable to maintain existing, and establish new, arrangements with travel suppliers, our business may be adversely affected;

•	we rely on the value of our brands, and any failure to maintain or enhance consumer awareness of our brands could adversely affect our business and results of operations;

•

we rely on information technology, including third-party technology, to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends, including third-party technology, could adversely affect our business;

•	we are subject to payments-related fraud risk;

•	any system interruption, security breaches or lack of sufficient redundancy in our information systems may harm our business;

•	our ability to attract, train and retain executives and other qualified employees, particularly highly-skilled IT professionals, is critical to our business and future growth;

•	our business depends on the availability of credit cards and financing options for consumers;

•	internet regulation in the countries where we operate is scarce, and several legal issues related to the internet are uncertain;

•	we may not be able to consummate acquisitions or other strategic opportunities in the future;

•

we are a foreign private issuer under U.S. securities regulations and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer; and

•	the strategic interests of our significant shareholders may, from time to time, differ from and conflict with our interests and the interests of our other shareholders.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions permit reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data, and an exception from compliance with the auditor attestation requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards. Accordingly, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We may take advantage of these provisions until December 31, 2022 or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our share capital held by non-affiliates or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens.

We report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Corporate Information

Despegar.com, Corp. was formed as a business company incorporated in the BVI on February 10, 2017. On May 3, 2017, the stockholders of our predecessor, Decolar.com, Inc., a Delaware corporation, exchanged their shares for ordinary shares of Despegar.com, Corp. to create a new BVI holding company. Following the exchange, our existing shareholders own shares of Despegar.com, Corp., and Decolar.com, Inc. is a wholly-owned subsidiary of Despegar.com, Corp. The audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, and the unaudited condensed consolidated financial information as of June 30, 2018 and for the six months ended June 30, 2018 and 2017 to the extent related to the events and periods prior to May 3, 2017, included or incorporated by reference in this prospectus are the audited consolidated financial statements of Decolar.com, Inc., which is our predecessor for accounting purposes, and other information contained in this prospectus related to events and periods prior to May 3, 2017 is based on Decolar.com, Inc.

Our principal executive office is located at Juana Manso 999, Ciudad Autónoma de Buenos Aires, Argentina C1107CBR, and our telephone number is: +54 11 4894 3500. Our agent for service of process in the United States is National Corporate Research, Ltd., located at 10 E. 40th Street, 10th Floor, New York, New York 10016.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and the documents incorporated or deemed to be incorporated by reference herein constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•	political, social and macroeconomic conditions in Latin America;

•	currency exchange rates and inflation;

•	current competition and the emergence of new market participants in our industry;

•	government regulation;

•	our expectations regarding the continued growth of internet usage and e-commerce in Latin America;

•	failure to maintain and enhance our brand recognition;

•	our ability to maintain and expand our supplier relationships;

•	our reliance on technology;

•	the growth in the usage of mobile devices and our ability to successfully monetize this usage;

•	our ability to attract, train and retain executives and other qualified employees;

•	our ability to successfully implement our growth strategies; and

•	the other factors discussed under section “Risk Factors” in this prospectus.

You are cautioned to consider these and any other factors that discussed in the section entitled “Risk Factors” in our most recent Annual Report on Form 20-F and in any prospectus supplement or documents we incorporate by reference into this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus.

You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

THE OFFERING

Issuer	Despegar.com, Corp., a business company incorporated in the BVI.

Selling shareholders	The selling shareholders listed in “Selling Shareholders.”

Ordinary shares offered by the selling shareholders	24,198,687 shares, without par value.

Use of proceeds	We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

Dividend policy	We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and we do not anticipate declaring or paying any dividends on our ordinary shares in the foreseeable future. For more information, see “Dividend Policy.”

Risk factors	See “Risk Factors” on page 8 of the registration statement and the other information included or incorporated by reference in this prospectus for a discussion of risks you should carefully consider before deciding to invest in our ordinary shares.

RISK FACTORS

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the risks described under “Risk Factors” in our most recent Annual Report on Form 20-F, or any updates in our Reports on Form 6-K, together with all of the other information appearing in, or incorporated by reference into, this prospectus and any applicable prospectus supplement, before you decide to purchase our ordinary shares. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment. See the sections of this prospectus entitled “Where You Can Find More Information” and “Incorporation of Certain Information By Reference.”

USE OF PROCEEDS

We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. The selling shareholders will pay any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of their ordinary shares. Tiger Global will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2018:

	As of June 30, 2018
	Actual	As Adjusted
	(unaudited) (in thousands)
Cash and cash equivalents (excluding restricted cash and cash equivalents)	$390,716	$390,716

Loans and other financial liabilities	23,479	23,479
75,000,000 shares, no par value, authorized and such shares issued and outstanding, actual; unlimited shares, no par value, authorized and such shares issued and outstanding, as adjusted	254,137	254,137
Additional paid-in capital	318,091	318,091
Other reserves	(728)	(728)
Accumulated other comprehensive income	3,681	3,681
Accumulated losses	(307,156)	(307,156)
Total shareholder equity	268,025	268,025

Total capitalization	$682,220	$682,220

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected historical consolidated financial data should be read together with “Management Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and “Selected Financial Data” and “Operating and Financial Review and Prospects” from our Annual Report on Form 20-F filed with SEC on April 24, 2018 incorporated by reference in this prospectus.

We derived the selected balance sheet data as of December 31, 2017 and 2016 and the selected statements of operations data for the three years in the year ended December 31, 2017 from our audited consolidated financial statements which are incorporated by reference in this prospectus. In addition, the following tables set forth our selected consolidated financial information as of June 30, 2018 and for the six-month periods ended June 30, 2018 and 2017, derived from our unaudited interim condensed consolidated financial statements, prepared by us. We derived the selected consolidated balance sheet data as of December 31, 2015 from our audited consolidated financial statements and the selected consolidated statement of operations data for the year ended December 31, 2015, which are not included or incorporated by reference in this prospectus. Our audited consolidated financial statements and unaudited interim consolidated financial information are prepared and presented in accordance with U.S. GAAP and in dollars. Our historical results do not necessarily indicate results expected for any future period.

Selected Statement of Operations Data

	Year Ended December 31,			Six Months Ended June 30,
	2017	2016	2015	2018	2017
	(in thousands, except share and per share data)
				(unaudited)
Revenue
Air	$241,015	$205,721	$219,817	$114,055	$116,653
Packages, Hotels and Other Travel Products	282,925	205,441	201,894	162,797	131,808

Total revenue	523,940	411,162	421,711	276,852	248,461
Cost of revenue	142,479	126,675	154,213	85,734	66,227

Gross profit	381,461	284,487	267,498	191,118	182,234
Operating expenses
Selling and marketing	166,288	121,466	170,149	89,860	78,835
General and administrative	72,626	64,683	78,181	32,874	37,487
Technology and product development	71,308	63,251	73,535	37,957	33,052

Total operating expenses	310,222	249,400	321,865	160,691	149,374

Operating income / (loss)	71,239	35,087	(54,367)	30,427	32,860
Financial income	2,389	8,327	10,797	2,972	915
Financial expense	(19,268)	(15,079)	(23,702)	(11,095)	(8,682)

Income / (loss) before income taxes	54,360	28,335	(67,272)	22,304	25,093
Income tax expense	11,994	10,538	18,004	4,706	6,292

Net income / (loss)	$42,366	$17,797	$(85,276)	17,598	18,801

Earnings / (loss) per share:
Basic	$0.69	$0.30	$(1.49)	$0.25	$0.32

Diluted	$0.69	$0.30	$(1.49)	$0.25	$0.32

Weighted average shares outstanding:
Basic	61,457	58,518	57,078	69,142	58,518
Diluted	61,548	58,609	57,186	69,152	58,609

Selected Consolidated Balance Sheet Data

	As of December 31,			As of June 30,
	2017	2016	2015	2018	2017
	(dollars in thousands)
				(unaudited)
Cash and cash equivalents(1)	$371,013	$75,968	$102,116	$390,716	$92,107
Total assets	738,694	353,710	348,215	753,360	418,163
Total liabilities	520,736	435,973	431,348	485,335	479,350
Total shareholders’ equity/(deficit) attributable to Despegar	217,958	(82,263)	(83,133)	268,025	(61,187)
Common stock	253,535	6	6	253,535	6
Number of shares	69,097	58,518	58,518	69,178	58,518

(1)	Excludes restricted cash and cash equivalents. See note 4 of our audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Financial Data” our unaudited interim condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus and “Selected Financial Data” and “Operating and Financial Review and Prospects” from our Annual Report on Form 20-F filed with SEC on April 24, 2018 incorporated by reference in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” set forth elsewhere in this prospectus.

Overview

We are the leading online travel company in Latin America, known by our two brands, Despegar, our global brand, and Decolar, our Brazilian brand. We have a comprehensive product offering, including airline tickets, packages, hotels and other travel-related products, which enables consumers to find, compare, plan and purchase travel products easily through our marketplace. We provide our network of travel suppliers a technology platform for managing the distribution of their products and access to our users.

We organize our business into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. In the six months ended June 30, 2018, we derived 41.0% and 59.0% of our total revenue from our Air and our Packages, Hotels and Other Travel Products segments, respectively. In the six months ended June 30, 2017, we derived 47.0% and 53.0% of our total revenue from our Air and our Packages, Hotels and Other Travel Products segments, respectively.

We report our revenue on a net basis, deducting cancellations and amounts that we collect as sales taxes. We derive most of our revenue from commissions and other incentive payments paid by our suppliers and service fees paid by our customers. In our Air and our Packages, Hotels and Other Travel Products segments, we recognize revenue for certain up-front incentive commissions and service fees at the time of sale.

For the six months ended June 30, 2018 and 2017:

•	revenue was $276.9 million and $248.5 million, respectively;

•	operating income was $30.4 million and $32.9, respectively; and

•	net income was $ 17.6 million and $18.8 million, respectively.

Key Trends and Factors Affecting Our Business

Please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 24, 2018.

Key Business Metrics

We regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

	Six month Ended June 30,
	2018	2017	% Change
	(in thousands)
Operational
Number of transactions
By country
Brazil	2,104	1,784	18
Argentina	1,248	1,069	17
Other	1,769	1,486	19

Total	5,121	4,339	18
By segment
Air	2,875	2,570	12
Packages, Hotels and Other Travel Products	2,246	1,769	27

Total	5,121	4,339	18
Gross bookings	$2,415,852	$2,080,128	16
Financial
Adjusted EBITDA (unaudited)	$39,256	$41,227	(5)

Note: “NM” denotes not meaningful.

Number of Transactions

The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. We monitor the total number of transactions, as well as the number of transactions in each of our segments and the number of transactions with customers in each of Brazil, Argentina and the other countries in which we operate. The number of transactions is an important metric because it is an indicator of the level of engagement with our customers and the scale of our business from period to period but, unlike gross bookings and our financial metrics, the number of transactions is independent of the average selling price of each transaction, which can be significantly influenced by fluctuations in currency exchange rates.

Gross Bookings

Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by our customers through our platform during a given period. We generate substantially all of our revenue from commissions and other incentive payments paid by our suppliers and service fees paid by our customers for transactions through our platform, and, as a result, we monitor gross bookings as an important indicator of our ability to generate revenue.

Adjusted EBITDA

We define Adjusted EBITDA as net income / (loss) exclusive of financial income / (expense), income tax, depreciation, amortization and share-based compensation.

We believe that Adjusted EBITDA, a non-GAAP financial measure, provides useful supplemental information to investors about us and our results. Adjusted EBITDA is among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the online travel industry. We also believe that Adjusted EBITDA is helpful to investors because it provides additional information about trends in our core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on our results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect our financial expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other financial income;

•	Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and

•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our audited consolidated financial statements in accordance with U.S. GAAP and reconciliation of Adjusted EBITDA to the most directly comparable U.S. GAAP measure, net income / (loss).

The table below provides a reconciliation of our net income / (loss) to Adjusted EBITDA:

	Six Month Ended June 30,
	2018	2017
	(in thousands)
	(unaudited)
Net income / (loss)	$17,598	$18,801
Add (deduct):
Financial expense/ (income), net	8,123	7,767
Income tax expense	4,706	6,292
Depreciation expense	2,334	2,705
Amortization of intangible assets	4,246	3,556
Share-based compensation expense	2,249	2,106

Adjusted EBITDA	$39,256	$41,227

Components of Results of Operations

Revenue

We report our revenue on a net basis, deducting cancellations and amounts that we collect as sales taxes. We derive substantially all of our revenue from commissions and other incentive payments paid by our suppliers and service fees paid by our customers for transactions through our platform. To a lesser extent, we also derive revenue from the sale of third-party advertisements on our websites and from certain suppliers when their brands appears in our advertisements in mass media, which in June 30, 2018 and 2017 amounted to 2.62% and 2.57%, respectively, of total revenue.

The structure of our fees and commissions varies significantly by product. Supplier incentives take several forms, including up-front commissions, which we recognize at the time of booking; back-end commissions and other bonuses based on satisfying volume targets for certain suppliers; as well as certain payments from our GDS suppliers and other suppliers. We also receive certain service fees from our customers, which vary based on a number of factors, including the type of product, destination and point of sale.

In our Air and Packages, Hotels and Other Travel Products segments, we recognize revenue for certain up-front incentives commissions and service fees at the time of sale. In our merchant, or pre-pay, model transactions, our supplier agreements allow us to receive full payment at the time of booking from the customer while the supplier is paid after check-out. In our agency, or pay-at-destination, model, we record the commission at the time of booking and collect the commission from the supplier at check-out.

We seek to develop and maintain long-term relationships with travel suppliers, GDSs and other intermediaries. Our travel supplier management personnel work directly with travel suppliers to optimize access to their travel products for visitors to our platform, including through promotional activity, and maximize our revenue. In most cases, we enter into non-exclusive contracts with our travel suppliers, although in the case of some travel suppliers we may have informal arrangements without written contracts. Typically, supplier payment terms are negotiated on a regular basis. We have an exclusive contract with Expedia and its affiliates to offer through our platform hotel and other lodging products for all countries outside of Latin America. The contract establishes agreed payment terms. As of June 30, 2018 and 2017, 8.5% and 8.4% of our gross bookings, respectively, were attributable to supply provided by affiliates of Expedia. For more information about our relationships with Expedia, see “Related Party — Relationship with Expedia.” Given the fragmentation in travel suppliers in our markets, the frequency of negotiations of payment terms and competitive conditions, we have experienced what we consider to be limited volatility related to our arrangements with suppliers; however, we cannot assure you that we will not experience more volatility in the future.

Cost of Revenue

Cost of revenue consists of (1) credit card processing fees, (2) fees that we pay to banks relating to the customer financing installment plans that we offer, (3) the costs of operating our fulfillment center, customer service and risk management, (4) costs borne by us as a result of credit card chargebacks, including those related to fraud, (5) claims against us under consumer protection laws, (6) certain transaction-based taxes, other than income taxes (which are included under income tax expense) and (7) a portion of overhead expenses distributed based on the percentage of our employees attributable to cost of revenue.

Selling and Marketing

Selling and marketing expense is comprised of direct costs, including online marketing such as search engine and social media marketing, and offline marketing, such as television and print advertising. It also includes expenses of our selling and marketing personnel and related overhead usually distributed based on the percentage of our employees attributable to selling and marketing (for example, rent, facilities, depreciation etc.) Lastly, selling and marketing expense also includes commissions paid to certain third-party affiliates for sales that they generate through our systems.

General and Administrative

General and administrative expense consists primarily of personnel expenses for management, including both senior management and local managers, and employees involved in general corporate functions, including finance, accounting, tax, legal, human resources and commercial analysts, our share-based compensation expenses for grants to members of our management team and professional and consulting fees. General and administrative expense also includes a portion of the overhead distributed based on the percentage of our employees attributable to general and administrative (for example, rent, facilities, depreciation etc.). General and administrative expense also includes bad debt expense that we recognize relating to the risk that we are unable to collect receivables from certain suppliers.

Technology and Product Development

Technology and product development expense includes the costs of developing our platform, as well as information technology costs to support our infrastructure, back-office operations and overall monitoring and security of our networks. This expense is principally comprised of personnel and depreciation and amortization of technology assets, including hardware, and purchased and internally-developed software. Technology and product development expense also includes a portion of the overhead expense for our facilities, based on the percentage of our employees attributable to technology and product development. During the six months ended June 30 2018 and 2017, we capitalized $6.6 million and $6.2 million, respectively, for internal-use software and website development costs.

We classify our supplier relationships as a component of the products that we offer to our customers and, accordingly, our costs of acquiring and maintaining supplier relationships, including the costs of our personnel engaged in supplier relationships, are included as a component of technology and product development expense.

Financial Income / (Expense)

The functional currency of Despegar.com, Corp. and the functional currency of certain of our subsidiaries, including our U.S., Ecuador and Venezuela subsidiaries, as well as one of our Uruguayan subsidiaries, is the U.S. dollar. As from July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar become the functional currency of our Argentine subsidiary. This change in functional currency is to be recognized prospectively in our financial statements.

Each of our other subsidiaries uses its local currency as its functional currency. Gains and losses resulting from transactions by each entity in non-functional currency are included in financial income / (expense). Financial income / (expense) also includes gains and losses on certain derivative financial instruments that we use to manage our exposure to foreign exchange volatility.

In addition, our assets and liabilities are translated from local currencies into dollars at the end of each period. However, any gains and losses resulting from such translations are reflected in our consolidated statement of comprehensive income / (loss) and are not reflected in our consolidated statements of operations. See also “Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Many of our customers finance their purchases from us using installment plans offered by third-party financial institutions. When customers make purchases using installment plans, the third-party financial institution bears the risk that the customer will make the required installment payments. In all markets except Brazil, we typically receive payment in full in less than one month after booking. However, our agreements with financing providers in Brazil allow for a significant delay between the initial transaction and the payment of the purchase price to us. In Brazil, we generally receive payment from the installment financing provider only after each scheduled payment due date from the customer. In the interim, the payment obligation is recognized as a receivable on our balance sheet. In some cases, we elect to factor or discount these Brazilian installment receivables, allowing us to receive the payment of the purchase price more quickly. The difference between the book value of the receivable and the amount that we receive for factoring such receivable is recognized as financial expense.

We also maintain revolving credit facilities in certain jurisdictions, and the associated interest expense is also included in financial income / (expense). As of June 30, 2018, we had outstanding borrowings of $23.5 million under these facilities.

Income Tax Expense

As a Delaware corporation, our predecessor and subsidiary Decolar.com, Inc. is subject to taxation in the United States. In May 2017, the stockholders of Decolar.com, Inc. exchanged their shares for newly issued shares of Despegar.com, Corp. Although Despegar.com, Corp. is organized in the BVI, as a result of the exchange, under the “anti-inversion” rules of Section 7874 of the U.S. Internal Revenue Code, Despegar.com, Corp. is treated for U.S. federal tax purposes as a U.S. corporation and, accordingly, Despegar.com, Corp. is subject to U.S. federal income tax on its worldwide income, at a maximum rate which was reduced from 35% to 21% in January 2018.

We are subject to foreign taxes in the multiple jurisdictions in which we operate. In Brazil and Argentina, the income tax statutory rates are 34% and 30%, respectively.

In certain jurisdictions, we have outstanding net operating losses from prior periods. Deferred taxes related to these loss carryforwards, for certain jurisdictions, are fully reserved.

Results of Operations

Six Months Ended June 30, 2018 Compared to the Six Months June 30, 2017

	Six Months Ended June 30,
	2018		2017
	(in thousands)
		% of Revenue		% of Revenue	% Change
Revenue
Air	$114,055	41.2	$116,653	47.0	(2.2)
Packages, Hotels and Other Travel Products	162,797	58.8	131,808	53.0	23.5

Total revenue	276,852	100.0	248,461	100.0	11.4
Cost of revenue	85,734	31.0	66,227	26.7	29.5

Gross profit	191,118	69.0	182,234	73.3	4.9
Operating expenses
Selling and marketing	89,860	32.5	78,835	31.7	14.0
General and administrative	32,874	11.9	37,487	15.1	(12.3)
Technology and product development	37,957	13.7	33,052	13.3	14.8

Total operating expenses	160,691	58.0	149,374	60.1	7.6

Operating income	30,427	11.0	32,860	13.2	(7.4)
Financial income / (expense)	(8,123)	(2.9)	(7,767)	(3.1)	4.6

Net income before income taxes	22,304	8.1	25,093	10.1	(11.1)
Income tax expense	4,706	1.7	6,292	2.5	(25.2)

Net income / (loss)	$17,598	6.4	$18,801	7.6	(6.4)

Note: “NM” denotes not meaningful.

Revenue

Revenue increased by 11.4%, from $248.5 million in the six months ended June 30, 2017 to $276.9 million in the six months ended June 30, 2018. This increase in revenue was primarily as a result of a 18.0% increase in the number of transactions from 4.3 million in the six months ended June 30, 2017 to 5.1 million in the six months ended June 30, 2018, and a 16.1% increase in gross bookings from $2.1 billion during the six months ended June 30, 2017 to $2.4 billion in the six months ended June 30, 2018. The increase in number of transactions and gross bookings was primarily due to an increase in our selling and marketing activities, changes in product mix, higher margins in packages, hotels and other travel products, partially offset by a mix-shift from international to domestic travel in Argentina impacted by a challenging economic environment, along with the effect from local currency depreciation, specifically 30% in Argentina and 15% in Brazil.

The following is a discussion of our revenue broken down by our two business segments: Air; and Packages, Hotels and Other Travel Products.

Air Segment. The revenue in our Air segment decreased by 2.2%, from $116.7 million in the six months ended June 30, 2017 to $114.1 million in the six months ended June 30, 2018. Transactions increased 11.8% from 2.6 million in the six months ended June 30, 2017 to 2.8 million in the six months ended June 30, 2018, gaining market share despite increased competition and slower overall growth. Higher volumes were offset by a 12.6% decreased in average revenue per transaction resulting from the Company´s strategy of lowering air customer fees in several markets to drive market share gains and provide additional cross-selling opportunities, along with a mix-shift from international to lower-margin domestic travel driven by local currency depreciation, particularly in Argentina.

Packages, Hotels and Other Travel Products Segment. The revenue in our Packages, Hotels and Other Travel Products segment increased by 23.5%, from $131.8 million in the six months ended June 30, 2017 to $162.8 million in the six months ended June 30, 2018. This was primarily due to an increase of 27.0% in the number of transactions in this segment, partially offset by a decrease of 2.8% in the revenue per transaction, resulting mainly from the slower macro backdrop and currency depreciation along with price discounts.

The following presents a breakdown of our revenue by: commissions, incentives and fees; advertising; commissions for the release of aged payables; and deferred revenue.

	Six Months Ended June 30,
	2018	2017
	(in thousands)
Commissions, incentives and fees(1).	$265,627	$237,949
Advertising(1)	7,255	6,375
Commissions for release of aged payables	3,970	3,537
Deferred revenue	—	600

Total revenue	$276,852	$248,461

(1)	Net of revenue tax.

The following table presents a breakdown of our revenue for commissions, incentives and fees by: pre-pay model; pay-at-destination model; and other.

	Six Months Ended June 30,
	2018	2017
	(in thousands)
Pre-pay model	$216,234	$190,734
Pay-at-destination model	7,482	11,738
Other(1)	41,911	35,477

Total	$265,627	$237,949

(1)	Includes incentives from our travel suppliers, primarily airlines and GDSs.

Our revenue from our pre-pay model increased 13.4% in the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, while our revenue from our pay-at-destination model decreased 36.3% in the same period. Higher growth in pre-pay model was partially due to our increased promotional activity to take advantage of higher demand for sales in installments. Other revenue increased 18.1%, mainly due to the growth in revenue from our Air segment and the negotiation of more favorable terms with GDSs.

Cost of Revenue

Cost of revenue increased from $66.2 million in the six months ended June 30, 2017 to $85.7 million in the six months ended June 30, 2018, or an increase of 29.5%. The increase was primarily driven by a higher mix of transactions completed on an installment plan, a marketing tool the Company uses to drive conversion, along with higher installment plan costs from the sharp interest rate hike primarily in Argentina. Incremental costs to operate the fulfillment center reflecting the Company’s increased focus on customer service also contributed to higher cost of revenues, partially offset by continued reduction in fraud and efficiency improvements in the fulfillment center.

Gross Profit

Gross profit increased from $182.2 million in the six months ended June 30, 2017 to $191.1 million in the six months ended June 30, 2018, or an increase of 4.9%. As a percentage of revenue, gross profit decreased from 73.3% in the six months ended June 30, 2017 to 69.0% in the six months ended June 30, 2018.

Selling and Marketing

Selling and marketing expense increased from $78.8 million in the six months ended June 30, 2017 to $89.9 million in the six months ended June 30, 2018, or an increase of 14.0%. This increase in selling and marketing expense was primarily due to our strategy of building brand awareness and driven market share growth in an increasingly competitive landscape. As a percentage of revenue, selling and marketing expense increased from 31.7% in the six months ended June 30, 2017 to 32.5% in the six months ended June 30, 2018.

General and Administrative

General and administrative expense decreased from $37.5 million in the six months ended June 30, 2017 to $32.9 million in the six months ended June 30, 2018, or a decrease of 12.3%. This decrease in general and administrative was primarily driven by currency depreciation in Argentina during 2018 and reduced bonus expenses. As a percentage of revenue, general and administrative expense decreased from 15.1% in the six months ended June 30, 2017 to 11.9% in the six months ended June 30, 2018.

Technology and Product Development

Technology and product development expense increased from $33.1 million in the six months ended June 30, 2017 to $38.0 million in the six months ended June 30, 2018, or an increase of 14.8%. This increase in technology and product development was primarily due to increase in headcount partially offset by lower expenses from currency depreciation in Argentina where the majority of headcount is based. As a percentage of revenue, technology and product development expense increased from 13.3% in the six months ended June 30, 2017 to 13.7% in the six months ended June 30, 2018.

Operating Income

Operating income decreased from $32.9 million in the six months ended June 30, 2017 to $30.4 million in the six months ended June 30, 2018, or a decrease of 7.4% as a result of the increase in our gross profit in excess of the increase in our operating expenses. As a percentage of revenue, our operating income increased from 13.2% in the six months ended June 30, 2017 to 11.0% in the six months ended June 30, 2018.

The following table presents a breakdown of our operating income / (loss) by our two business segments:

	As of June 30,
	2018	2017
	(in thousands)
Air	$15,283	$26,533
Packages, Hotels and Other Travel Products	19,512	16,169
Unallocated corporate expenses	(4,368)	(9,842)

Total	$30,427	$32,860

Finance personnel and expenses are not allocated. Corporate expense allocation is based on the expenses planned in the annual budget, and variances to the budget are also recorded in unallocated corporate expenses. Unallocated corporate expenses decreased in the six months ended June 30, 2018 due to currency depreciation in Argentina, reduction in consulting expenses, decrease in management bonus accrual and management personnel expense as compared to the annual budget.

Air Segment. Our operating income from our Air segment decreased from of $ 26.5 million in the six months ended June 30, 2017 to income of $15.3 million in the six months ended June 30, 2018, primarily driven for the Company´s strategy of lowering air customer fees in several markets to drive market share gains, along with a mix-shift from international to lower-margin domestic travel, driven by local currency depreciation, particularly in Argentina.

Packages, Hotels and Other Travel Products Segment. Our operating income from our Packages, Hotels and Other Travel Products segment increased by 21.9%, from $16.1 million in the six months ended June 30, 2017 to $19.5 million in the six months ended June 30, 2018, primarily due to an increase in Packages, Hotels and Other Travel Products revenue partially offset by slower backdrop and currency depreciation along with price discounts.

Financial Income / (Expense)

Financial expense increased from $7.8 million in the six months ended June 30, 2017 to $8.1 million in the six months ended June 30, 2018. This increase in financial expense was primarily a result of higher factoring activity in Brazil related to the increase in number of transactions and gross bookings. As a percentage of revenue, financial expense increased from 3.5% in the six months ended June 30, 2017 to 4.0% in the six months ended June 30, 2018.

Income Tax Expense

We are subject to taxes in the multiple jurisdictions where we operate. Our tax obligations consist of current and deferred income taxes (or, in certain jurisdictions, taxes based on our assets rather than our taxable income) and withholding taxes incurred in these jurisdictions. Income tax expense decreased from $6.3 million in the six months ended June 30, 2017 to $4.7 million in the six months ended June 30, 2018, primarily as a result of a full recognition of deferred tax assets in certain subsidiaries that were reduced by a valuation allowance in previous years.

Critical Accounting Policies and Use of Estimates

Please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 24, 2018.

Updates made to our significant accounting policies

During the six-month period ended June 30, 2018, there were no material updates made to our significant accounting policies, except for the adoption of ASC 606, ASU 2016-18 and ASU 2017-09. See Note 3 of the

unaudited interim condensed consolidated financial statements for more details of New Revenue Recognition policy.

The adoption of ASU 2016-18 and ASU 2017-09 did not have a material impact on the Company’s financial statements.

Recently Issued and Not Yet Adopted Accounting Pronouncements under U.S. GAAP

For information on recently issued accounting pronouncements under U.S. GAAP, see note 3 of our unaudited interim condensed consolidated financial statements.

Liquidity and Capital Resources

Please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 24, 2018.

Restricted and Unrestricted Cash and Cash Equivalents

As of June 30, 2018, we had unrestricted cash and cash equivalents of $390.7 million and we had restricted cash and cash equivalents of $12.8 million, which primarily consisted of amounts held in restricted accounts to secure our obligations to various suppliers.

Cash Flows

Cash Flows for the Six Month Period Ended June 30, 2018 Compared to the Six Month Period Ended June 30, 2017

The following table sets forth certain consolidated cash flow information for the six months ended June 30, 2018 and 2017:

	Six Months Ended June 30,
(in thousands)	2018	2017
	(unaudited)
Net cash flows provided by operating activities	$14,525	$25,281
Net cash flows (used in) investing activities	(13,896)	(10,517)
Net cash flows provided by financing activities	16,376	6,676
Effect of exchange rate changes on cash and cash equivalents	(14,276)	689
Net increase in cash and cash equivalents and Restricted cash and cash equivalents	2,729	22,129

Net Cash Flows Provided by / (Used in) Operating Activities

Operating activities provided net cash of $14.5 million in the six months ended June 30, 2018 and $25.3 million in the six months ended June 30, 2017. This reduction was mainly due to an increase in tax credits, other tax related to a technology incentive program and reduction in supplier travel payables.

Net Cash Flows (Used in) / From Investing Activities

Investing activities used net cash of $14.0 million in the six months ended June 30, 2018 and $10.5 million in the six months ended June 30, 2017. This increase is due to the higher expenses in capital expenditures mainly in office expansion.

Net Cash Flows Provided by Financing Activities

Net cash flows provided by financing activities were $16.4 million in the six months ended June 30, 2018 and $6.7 million in the six months ended June 30, 2017. The increase was driven by new credit lines negotiated in Chile and Brazil.

Currency Exchange Rates

The translation effect of converting cash held in local currencies to dollars impacted our cash and cash equivalents by $0.7 million and $(14.3) million in the six months ended June 30, 2017 and 2018, respectively.

Off-Balance	Sheet Arrangements

As of June 30, 2018, except for operating lease obligations, we did not have any material off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 24, 2018 for more information.

SELLING SHAREHOLDERS

This prospectus relates to the possible resale or distribution by certain of our shareholders to members, partners or shareholders, who we refer to in this prospectus as the “selling shareholders,” of up to 24,198,687 of our ordinary shares that were issued and outstanding prior to the original date of filing of the registration statement of which this prospectus forms a part. When we refer to the “selling shareholders” in this prospectus, we mean the persons listed in the table below, as well as their donees, pledgees, assignees, transferees, distributees or other successors in interest. Within the past three years, other than the relationships described in Item 7.B of our Annual Report on Form 20-F for the year ended December 31, 2017, which is incorporated herein by reference, none of the selling shareholders has held a position as an officer or director of ours, nor has any selling shareholder had any material relationship of any kind with us or any of our affiliates.

Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days.

The selling shareholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act with respect to the ordinary shares offered by this prospectus, and any profits realized or commissions received may be deemed underwriting compensation.

Applicable percentage ownership is based on 69,161,516 ordinary shares outstanding as of September 30, 2018. The number and percentage beneficially owned after the offering assumes that all shares being registered for resale by the selling shareholders under this prospectus will be sold to parties unaffiliated with the selling shareholders and the other individuals and entities listed below. We cannot advise you as to whether the selling shareholders will in fact sell any or all of such ordinary shares.

	Before the Offering		Ordinary Shares Being Registered for Resale	After the Offering
Name of Selling Shareholders	Number	Percentage		Number	Percentage
Affiliates of Tiger Global(1)	24,198,687	35.0%	24,198,687	—	—

(1)

Consists of ordinary shares held by Tiger Global Private Investment Partners IV, L.P., Tiger Global Investments, L.P., Charles P. Coleman III, Stephanie Coleman, The Charles P. Coleman III Family Trust (Tiger Global Funds), The Charles P. Coleman III Family Trust (Tiger Global Funds) NonExempt, Scott Shleifer, Scott Shleifer 2011 Descendants’ Trust, Lee Fixel, LFX Trust, and LFX Trust LLC. The business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019.

DESCRIPTION OF OUR SHARE CAPITAL

You should refer to the applicable provisions of our Memorandum and Articles of Association, incorporated by reference to the registration statement in which this prospectus is included.

For a description of our ordinary shares, please see “Item 10.B Additional Information — Memorandum and Articles of Association” of our Annual Report on Form 20-F for the year ended December 31, 2017, which is incorporated herein by reference.

TAXATION

For discussion of certain income tax considerations with respect to our ordinary shares, including distributions with respect to our ordinary shares, the sale or disposition of our ordinary shares, applicable BVI taxes, U.S. federal, state and local taxes and certain information reporting and backup withholding requirements, please see our Annual Report on Form 20-F for the year ended December 31, 2017, which is incorporated herein by reference.

WE ENCOURAGE EACH INVESTOR TO CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE ISRAELI, U.S. FEDERAL, STATE, AND LOCAL TAXES.

PLAN OF DISTRIBUTION

The ordinary shares offered by this prospectus may be sold or distributed from time to time by the selling shareholders, or by their partners, members, shareholders, transferees, pledgees, donees, or other successors, in any one or more of the following ways:

•	through the distribution by a selling shareholder to its partners, members or shareholders;

•	directly to one or more purchasers in privately negotiated transactions;

•	in underwritten offerings;

•	through ordinary brokerage transactions, or other transactions involving brokers, dealers or agents;

•	in “at the market” offerings, as defined in Rule 415 under the Securities Act;

•	on any national securities exchange or quotation service on which the ordinary shares may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•

through block trades (including crosses) in which the broker or dealer engaged to handle the block trade will attempt to sell the ordinary shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•

through the writing of options (including the issuance by the selling shareholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through short sales;

•	in hedging transactions;

•	through a combination of any of the above methods of sale; or

•	by any other method permitted pursuant to applicable law.

The ordinary shares may also be exchanged pursuant to this prospectus for satisfaction of the selling shareholders’ obligations or other liabilities to their creditors. Such transactions may or may not involve brokers or dealers.

The prices at which the ordinary shares offered by this prospectus are sold may include:

•	a fixed price or prices, which may be changed;

•	prevailing market prices at the time of sale;

•

prices related to prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	varying prices determined at the time of sale; or

•	negotiated prices (regardless of whether the price at which the ordinary shares will trade upon completion of this offering bear no relationship to such negotiated prices).

The selling shareholders may elect to make in-kind distributions of the shares of its ordinary shares to their respective partners, members and shareholders pursuant to the registration statement of which this prospectus is a part by delivery of a prospectus. To the extent such member is not an affiliate of ours, such member would receive freely tradable ordinary shares pursuant to the distribution.

The selling shareholders may from time to time pledge or grant a security interest in some or all of the ordinary shares, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time under this prospectus, or under a supplement or amendment to this prospectus amending the list of selling shareholders to include the pledgee. The selling shareholders also may transfer the shares in other circumstances, in which case the donees, transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealers or agents who participate in the distribution of securities may be deemed to be “underwriters.” As a result, any profits on the sale of the ordinary shares by selling shareholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling shareholders were deemed to be underwriters, the selling shareholders may be subject to certain statutory liabilities as underwriters under the Securities Act.

The ordinary shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus, the obligations of the underwriters or dealers to purchase the ordinary shares offered will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all of the offered ordinary shares if any are purchased. Any public offering price and any discount or concession allowed or re-allowed or paid by underwriters or dealers to other dealers may be changed from time to time.

If ordinary shares are sold through underwriters or broker-dealers, each selling shareholder will be responsible for underwriting discounts or commissions or agent’s commissions applicable to the sale of such selling shareholder’s ordinary shares.

Each selling shareholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of ordinary shares to be made directly or through agents.

The selling shareholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares by the selling shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the ordinary shares. All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

In order to comply with the securities laws of certain states, if applicable, the ordinary shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the ordinary shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

There can be no assurance that any selling shareholder will sell any or all of the ordinary shares pursuant to this prospectus.

Pursuant to a registration rights agreement, we are obligated to provide customary indemnification to the selling shareholders. In addition, we have agreed to pay all reasonable expenses incidental to the registration of the ordinary shares, including the payment of federal securities law and state “blue sky” registration fees excluding underwriting discounts and commissions relating to the sale of ordinary shares by the selling shareholders.

This offering will terminate on the date that all of the ordinary shares offered by this prospectus have been sold by the selling shareholders.

The selling shareholders may also sell ordinary shares pursuant to Section 4(a)(7) of the Securities Act or Rule 144 under the Securities Act, or other exemption from registration under the Securities Act, rather than this prospectus, in each case if such exemption is available.

VALIDITY OF THE SECURITIES

The validity of the ordinary shares offered in this offering and certain other legal matters as to British Virgin Islands law in connection with this offering will be passed upon for us by Conyers Dill & Pearman.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI. A majority of our directors and officers, as well as certain of the experts named herein, reside outside of the United States. A substantial portion of our assets and the assets of such directors, officers and experts are located outside of the United States.

British Virgin Islands

We have been advised by Conyers Dill & Pearman, our counsel as to BVI law, that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the BVI. We have also been advised by Conyers Dill and Pearman that at common law, the courts of the BVI may enforce a foreign judgment in personam, given by a foreign court with jurisdiction to give that judgment and which is not impeachable if the judgment is (a) for a debt, or definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty) and (b) final and conclusive. A foreign judgment is impeachable if the courts of the foreign court did not have jurisdiction, there has been a fraud by the party in whose favor the judgment was given or on the part of the pronouncing court, it is contrary to public policy, or the proceedings in which the judgment was obtained were opposed to natural justice. Such a judgment would be enforced by treating the judgment as a debt and commencing an action on the foreign judgment debt in the Court of the BVI, with a view to proceeding with the claim by way of summary judgment.

Furthermore, our memorandum and articles of association include an exclusive jurisdiction clause pursuant to which to the fullest extent permitted by law (i) other than claims specified in clause (ii), and except as may otherwise be expressly agreed between the Company and a shareholder or between two or more shareholders in relation to the Company, we and all our shareholders agree that the BVI courts shall have exclusive jurisdiction to hear and determine all disputes of any kind regarding us and shareholders’ respective investments in us, irrevocably submit to the jurisdiction of the BVI courts, irrevocably waive any objection to the BVI courts being nominated as the forum to hear and determine any such dispute, and undertake and agree not to claim any such court is not a convenient or appropriate forum; and (ii) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, in each case unless our board of directors consents in writing to the selection of an alternative forum.

Brazil

We have been advised by TozziniFreire Advogados that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. We believe a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil upon confirmation of that judgment by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça), or STJ. That confirmation will be made without review on the merits, and will only be available if the U.S. judgment:

•	is enforceable in the jurisdiction where it was rendered;

•	is given by a competent court after the proper service of process on the parties, or after sufficient evidence of the parties absence has been given as established pursuant to applicable law;

•	is not subject to appeal;

•	does not conflict with a decision no longer subject to appeal, rendered in Brazil, involving the same parties and the same subject matter;

•	does not offend Brazilian national sovereignty, public policy, good morals, or the human dignity; and

•

is apostilled (apostilado) by the competent authorities of the United States considering that country is signatory of the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 (the “Apostille Convention”) and accompanied by a sworn translation thereof into Portuguese.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot assure you that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein.

In addition, a plaintiff (whether Brazilian or non-Brazilian) that resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money, except in the case of (1) enforcement on an instrument (a title that shall be enforced in Brazilian courts without a review on the merits, or título executivo extrajudicial); (2) enforcement of a judgment; (3) counterclaims; and (4) when some international agreement signed by Brazil dismisses the obligation to post a bond.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations with respect to our ordinary shares, payment shall be made in Brazilian reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our ordinary shares would be expressed in Brazilian reais.

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Argentina

We have been advised by our Argentine counsel, Estudio Beccar Varela, that there is doubt as to the enforceability to the same extent and in as timely a manner as a U.S. or other non-Argentine court, in original actions in Argentine courts, of liabilities predicated solely upon the federal securities laws of the United States and as to the enforceability in Argentine courts of judgments of United States courts obtained in actions against us predicated upon the civil liability provisions of the federal securities laws of the United States that will be subject to compliance with certain requirements under Argentine law mentioned below, including the condition that any such judgment does not violate Argentine public policy (orden público).

Foreign judgments would be recognized and enforced by the courts in Argentina according to international treaties between Argentina and the country where the judgment was rendered. In the absence of a treaty, the following requirements of Article 517 of the National Civil and Commercial Procedure Code (if enforcement is sought before federal courts) would apply: (1) the judgment, which must be final in the jurisdiction where rendered, must have been issued by a court with jurisdiction in accordance with Argentine principles regarding international jurisdiction; (2) the judgment must result from a personal action, or an in rem action with respect to personal property if such was transferred to Argentine territory during or after the prosecution of the foreign action; (3) the defendant against whom enforcement of the judgment is sought must have been duly served with the summons and, in accordance with due process of law, given an opportunity to defend against foreign action; (4) the judgment must be valid in the jurisdiction where rendered, its authenticity must be established in accordance with the requirements of Argentine law, (5) the judgment must not violate the principles of public policy of Argentine law, and (6) the judgment must not be contrary to a prior or simultaneous judgment of an Argentine court. Reciprocity is not required for an Argentine court to recognize a foreign judgment.

Pursuant to Article 519 bis of the National Civil and Commercial Procedure Code, awards issued by foreign arbitral tribunals can be enforced in Argentina following the procedure established for the enforcement of foreign judgments, provided that: (1) the applicable requirements of Article 517 are met; (2) the waiver by a foreign Court of its jurisdiction is not prohibited by law; and (3) the matter debated in the case may be subjected to arbitration.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act with respect to our ordinary shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and about the ordinary shares, you should refer to our registration statement and its exhibits. This prospectus summarizes the content of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

We are subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers and will file reports, including Annual Reports on Form 20-F, and other information with the SEC. As we are a foreign private issuer and an EGC, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The SEC also maintains a website that contains reports and other information regarding issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Any information that we file later with the SEC and that is deemed incorporated by reference will automatically update and supersede the information in this prospectus. In all such cases, you should rely on the later information over different information included in this prospectus or in any incorporated document. You should not assume that information in any document incorporated by reference into this prospectus or any accompanying prospectus supplement is current as of any date other than the date of that document. This prospectus will be deemed to incorporate by reference the following documents, except that we do not incorporate any document or portion of a document that was furnished and deemed by the rules of the SEC not to have been filed:

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the SEC on April 24, 2018;

•	our Reports on Form 6-K furnished to the SEC on April 25, 2018, May 10, 2018, July 16, 2018, August 16, 2018, September 11, 2018, October 11, 2018, November 2, 2018 and November 8, 2018; and

•	the description of our ordinary shares as incorporated into our registration statement on Form 8-A filed with the SEC on September 15, 2017.

We will also incorporate by reference any future filings made with the SEC under the Exchange Act after (i) the date of the registration statement of which this prospectus is a part and prior to the effectiveness of such registration statement and (ii) the date of this prospectus and before the completion of the offering of the securities under the registration statement. In addition, we will incorporate by reference certain future materials furnished to the SEC on Form 6-K after the date of the initial registration statement, but only to the extent specifically indicated in those submissions or in a future prospectus supplement. Each subsequently filed Annual Report should be deemed to supersede entirely each earlier filed Annual Report and Reports on Form 6-K containing our quarterly earnings releases and, unless explicitly stated otherwise, such earlier reports should not be deemed to be part of this prospectus or any accompanying prospectus supplement and you should not rely upon statements made in those earlier periodic reports.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

Despegar.com, Corp.

Juana Manso 999

Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

Telephone: +54 11 4894-3500

Attention: Chief Financial Officer

EXPERTS

The financial statements incorporated in this prospectus by reference to the annual report on Form 20-F for the year ended December 31, 2017 have been so incorporated in reliance on the report of Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

EXPENSES RELATING TO THIS OFFERING

We estimate that our expenses in connection with this offering will be as follows:

Expenses	Amount
Securities and Exchange Commission registration fee	$74,137
Printing and engraving expenses	25,000
Legal fees and expenses	300,000
Accounting fees and expenses	35,000
Miscellaneous costs	20,000
Total	$454,137

All amounts in the table are estimated, except the Securities and Exchange Commission registration fee, and accordingly are subject to change.

FINANCIAL STATEMENTS

Despegar.com, Corp.

Index to Unaudited Interim Condensed Consolidated Financial Statements

Despegar.com, Corp.

Unaudited Interim Condensed Consolidated Balance Sheets

as of June 30, 2018 and December 31, 2017

(in thousands U.S. dollars)

	As of June 30,	As of December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	390,716	371,013
Restricted cash and cash equivalents	12,790	29,764
Accounts receivable, net of allowances	195,472	198,273
Related party receivable	6,004	5,253
Other assets and prepaid expenses	42,471	29,405

Total current assets	$647,453	$633,708

Non-current assets
Other assets	5,317	4,658
Restricted cash and cash equivalents	10,000	10,000
Property and equipment, net	17,221	16,171
Intangible assets, net	37,261	35,424
Goodwill	36,108	38,733

Total non-current assets	$105,907	$104,986

TOTAL ASSETS	$753,360	$738,694

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	45,549	45,609
Travel suppliers payable	153,961	174,817
Related party payable	94,022	84,364
Loans and other financial liabilities	23,479	8,220
Deferred Revenue	1,178	30,113
Other liabilities	35,018	39,751
Contingent liabilities	4,061	4,732

Total current liabilities	$357,268	$387,606

Non-current liabilities
Other liabilities	363	1,015
Contingent liabilities	2,704	7,115
Related party liability	125,000	125,000

Total non-current liabilities	$128,067	$133,130

TOTAL LIABILITIES	$485,335	$520,736

SHAREHOLDERS’ EQUITY
Common stock (1)	254,137	253,535
Additional paid-in capital	318,091	316,444
Other reserves	(728)	(728)
Accumulated other comprehensive income	3,681	16,323
Accumulated losses	(307,156)	(367,616)

Total Shareholders’ Equity	$268,025	$217,958

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$753,360	$738,694

(1)

Represents 58,518 shares issued at $0.0001, 10,579 shares issued at $26.00 and 81 restricted shares issued and outstanding at June 30, 2018 and 58,518 shares issued at $0.0001 and 10,579 shares issued at $26.00 and outstanding at December 31, 2017.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Despegar.com, Corp.

Unaudited Interim Condensed Consolidated Statements of Operations

for the six-month period ended June 30, 2018 and 2017

(in thousands U.S. dollars)

	Six-month period ended June 30,
	2018	2017
Revenue (1)	276,852	248,461
Cost of revenue	(85,734)	(66,227)

Gross profit	$191,118	$182,234

Operating expenses
Selling and marketing	(89,860)	(78,835)
General and administrative	(32,874)	(37,487)
Technology and product development	(37,957)	(33,052)

Total operating expenses	$(160,691)	$(149,374)

Operating income	$30,427	$32,860
Financial income	2,972	915
Financial expense (2)	(11,095)	(8,682)

Income before income taxes	$22,304	$25,093

Income tax expense	(4,706)	(6,292)

Net income	$17,598	$18,801

(1)	Includes $ 23,300 and $18,900 for related party transactions for the periods ended June 30, 2018 and 2017, respectively. See note 14.
(2)	Includes $5,935 and $3,646 for factoring of credit card receivables for the periods ended June 30, 2018 and 2017, respectively.

	2018	2017
Earnings per share available to common stockholders:
Basic	0.25	0.32
Diluted	0.25	0.32
Shares used in computing earnings per share (in thousands):
Basic	69,142	58,518
Diluted	69,152	58,609

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Despegar.com, Corp.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

for the six-month period ended June 30, 2018 and 2017

(in thousands U.S. dollars)

	Six-month period ended June 30,
	2018	2017
Net income	$17,598	$18,801
Other comprehensive income, net of tax
Foreign currency translation adjustment (1)	(12,642)	169

Comprehensive income	$4,956	$18,970

(1)	No tax impact

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Despegar.com, Corp.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

for the period ended June 30, 2018 and December 31, 2017

(in thousands U.S. dollars)

	Common stock		Additional paid-in capital	Other reserves	Accumulated other comprehensive income	Accumulated Losses	Total Equity / (Deficit)
	Number of shares (in thousands)	Amount
Balance as of December 31, 2016	58,518	6	312,155	(728)	16,286	(409,982)	(82,263)

Stock-based compensation expense	—	—	2,106	—	—	—	2,106
Foreign currency translation adjustment	—	—	—	—	169	—	169
Net income for the period	—	—	—	—	—	18,801	18,801

Balance as of June 30, 2017	58,518	6	314,261	(728)	16,455	(391,181)	(61,187)

Balance as of December 31, 2017	69,097	253,535	316,444	(728)	16,323	(367,616)	217,958

Change in accounting standard ASC 606 (1)	—	—	—	—	—	42,862	42,862

Balance as of December 31, 2017 Adjusted	69,097	253,535	316,444	(728)	16,323	(324,754)	260,820

Stock-based compensation expense	—	—	2,249	—	—	—	2,249
Foreign currency translation adjustment	—	—	—	—	(12,642)	—	(12,642)
Exercise of Stock Options by Employees	81	602	(602)	—	—	—	—
Net income for the period	—	—	—	—	—	17,598	17,598

Balance as of June 30, 2018	69,178	254,137	318,091	(728)	3,681	(307,156)	268,025

(1)	See note 3.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Despegar.com, Corp.

Unaudited Statements of Cash Flows

for the six-month period ended June 30, 2018 and 2017

(in thousands U.S. dollars)

	2018	2017
Cash flows from operating activities:
Net income	$17,598	$18,801
Adjustments to reconcile net income to net cash flows from operating activities:
Unrealized foreign currency translation losses	1,228	686
Depreciation expense	2,334	2,705
Amortization of intangible assets	4,246	3,556
Stock based compensation expense	2,249	2,106
Interest and penalties	—	454
Income taxes	3,007	2,795
Allowance for doubtful accounts	313	743
Provision for contingencies	1,124	779
Changes in assets and liabilities, net of non-cash transactions:
(Increase) / Decrease in accounts receivable, net of allowances	(17,588)	(40,544)
(Increase) / Decrease Related party receivables	(757)	(1,386)
(Increase) / Decrease in other assets and prepaid expenses	(27,191)	430
Increase / (Decrease) in accounts payable and accrued expenses	7,627	13,621
Increase / (Decrease) in travel suppliers payable	9,461	14,251
Increase / (Decrease) in other liabilities	2,507	2,528
Increase / (Decrease) in contingencies	(4,383)	(637)
Increase / (Decrease) in related party liabilities	14,230	10,208
Increase / (Decrease) in deferred revenue	(1,480)	(5,815)

Net cash flows provided by / (used in) operating activities	$14,525	$25,281

Cash flows from investing activities:
(Increase) / Decrease in short-term investments	—	(238)
Acquisition of property and equipment	(7,264)	(4,122)
Increase of intangible assets, including internal-use software and website development	(6,632)	(6,157)

Net cash flows (used in) / provided by investing activities	$(13,896)	$(10,517)

Cash flows from financing activities:
Increase in loans and other financial liabilities	30,765	9,318
Decrease in loans and other financial liabilities	(14,389)	(2,642)

Net cash flows provided by financing activities	$16,376	$6,676

Effect of exchange rate changes on cash and cash equivalents	(14,276)	689

Net increase / (decrease) in cash and cash equivalents	$2,729	$22,129

Cash and cash equivalents and restricted cash and cash equivalents as of beginning of the year	$410,777	$119,165
Cash and cash equivalents and restricted cash and cash equivalents as of end of the period	$413,506	$141,294
Supplemental cash flow information
Cash paid for income tax	$10,987	$7,476
Interest paid	$2,044	$454

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

1. Operations of the Company

On May 3, 2017, the stockholders of Decolar.com, Inc., a Delaware holding company, exchanged their shares for ordinary shares of Despegar.com, Corp. to create a new British Virgin Island holding company. Following the exchange, the Company’s shareholders own shares of Despegar.com, Corp. and Decolar.com, Inc. is a wholly-owned subsidiary of Despegar.com, Corp.

Despegar.com, Corp. (formerly Decolar.com, Inc.), is an online travel agency, which provides leisure and business travelers the tools and information they need to make travel reservations with providers of travel products around the world.

Despegar.com is the leading online travel agency in Latin America and includes both the Decolar and Despegar brands. With a presence in 20 countries, Despegar’s websites and mobile apps help leisure and business travelers to book accommodations, airline tickets, packages, rental cars, cruises, destination services and travel insurance around the world. The Company operates primarily under the “Despegar.com” brand for Spanish and English speaking customers and the “Decolar.com” brand for Portuguese speaking customers. The Company also generates additional revenue through the sale of advertising on its websites.

Despegar.com provides its customers with multiple ways to save on travel-related products and multiple alternatives to pay for such products.

During September 2017, the Company successfully completed its registration process with the United States Security and Exchange Commission and initial public offering pursuant to which the Company sold 10,578,931 shares of common stock and certain selling shareholders sold 4,106,569 shares of common stock, resulting in net proceeds to us of $253,529 thousand.

2. Basis of consolidation

In the opinion of the Company, the accompanying unaudited interim condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2018, and its results of operations, changes in equity and cash flows for the six months ended June 30, 2018, and 2017. The consolidated balance sheet as of December 31, 2017, was derived from the audited annual consolidated financial statements but does not contain all of the footnote disclosures from the audited consolidated financial statements.

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. The following are the Company’s main operating subsidiaries (all wholly-owned):

Name of the Subsidiary	Country of Incorporation
Despegar.com.ar S.A.	Argentina
Decolar.com LTDA.	Brazil
Despegar.com Chile SpA	Chile
Despegar Colombia S.A.S.	Colombia
Despegar Ecuador S.A.	Ecuador
Despegar.com México S.A. de C.V.	Mexico
Despegar.com Peru S.A.C.	Peru
Despegar.com USA, Inc.	United States
Travel Reservations S.R.L.	Uruguay

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

The interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Although the subsidiaries transact the majority of their businesses in their local currencies, the Company has selected the United States dollar (“U.S. dollar”) as its reporting currency. All significant intercompany accounts and transactions have been eliminated for consolidation purposes.

Foreign currency translation

The Company’s foreign subsidiaries (except for Travel Reservations S.R.L in Uruguay and other subsidiaries in the United States, Ecuador and Venezuela, which use the U.S. dollar as functional currency) have determined the local currency to be their functional currency. Assets and liabilities are translated from their local currencies into U.S. dollars at the end-of-the-period / year exchange rates, and revenue and expenses are translated at average monthly rates in effect during the period / year. Translation adjustments are included in the unaudited interim condensed consolidated statement of comprehensive income.

Gains and losses resulting from transactions in non-functional currencies are recognized directly in the unaudited interim condensed consolidated statements of operations under the caption “Financial income” and “Financial expense”.

Highly inflationary status in Argentina

During May 2018, the International Practices Task Force (“IPTF”) discussed the highly inflationary status of the Argentine economy. Historically, the IPTF has used the Consumer Price Index (“CPI”) when considering the inflationary status of the Argentine economy. Given that the CPI was considered flawed by the current Argentine Government until December 2015 and the new CPI was published as from June 2016, the IPTF considered alternative indices to determine the three-year cumulative inflation.

A highly inflationary economy is one that has cumulative inflation of approximately 100% or more over a three-year period. The alternative three-year cumulative indices at June 30, 2018 exceeded 100%. According to U.S. GAAP, the company should apply highly inflationary accounting no later than July 1, 2018. Therefore, the Company will transition the Argentinian operations to highly inflationary status as of July 1, 2018 and, going forward, will change the functional currency for Argentina from Argentine Pesos to U.S. dollars, which is the functional currency of its immediate parent company.

The Argentine subsidiaries have monetary assets and monetary liabilities denominated in Argentine Pesos, which will expose the Company to foreign exchange losses or gains resulting from exchange rate changes from July 1, 2018 forward. The Company does not anticipate that the change in functional currency will have any significant impact on revenues and expenses, as they were already translated to U.S. dollars for consolidation purposes at exchange rates prevailing at the date of the transaction or at the average monthly rates. Furthermore, although translation of property and equipment and intangible assets with definite useful life at the exchange rate as of July 1, 2018 or the respective date of the subsequent acquisition is likely to maintain the level of the future depreciation charge expressed in U.S. dollars, the Company does not anticipate that effect to be significant. Moreover, the Company has not identified any triggering event or impairment indicator that should be considered to assess the recoverability of the net book value of the property and equipment, goodwill and intangible assets assigned to the Argentine reporting unit as of June 30, 2018. As part of its assessment, the Company considered the expected business and macroeconomic trends, the impact of the change in functional currency as previously mentioned and the net book value of property and equipment, goodwill and intangible assets allocated to the Argentine reporting unit as of June 30, 2018.

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

3. Summary of significant accounting policies

Because all of the disclosures required by U.S. GAAP for audited consolidated financial statements are not included herein, these unaudited interim condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2017, contained in the Company’s Form 20-F filed with the Securities and Exchange Commission (“SEC”). The unaudited interim condensed consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for the periods presented herein are not necessarily indicative of results expected for any future period. For a more detailed discussion of the Company’s significant accounting policies, see note 3 to the audited consolidated financial statements in the Company’s Form 20-F for the year ended December 31, 2017. As it is describe below in this note, during the six-month period ended June 30, 2018, there were no material updates made to the Company’s significant accounting policies, except for the adoption of ASC 606 as of January 1, 2018. The following is a summary of the new significant accounting policies followed by the Company in the preparation of these unaudited interim condensed consolidated financial statements.

Recently Adopted Accounting Standards

Effective January 1, 2018, the Company adopted ASC 606 – Revenue from contracts with customers related to revenue recognition (ASC 606) issued by the Financial Accounting Standards Board (FASB) in 2014. ASC 606 provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to entitled in exchange for those goods or services.

The Company adopted ASC 606 using the modified retrospective approach for all contracts reflecting the aggregate effect of modifications prior to the date of adoption. Results for reporting periods beginning after January 1, 2018 are presented under the new guidance, while prior period amounts were not adjusted and continue to be reported under the accounting standards in effect for those periods.

Upon adoption, we recognized a cumulative effect of applying the new revenue guidance as an increased in the opening balance of retained earnings of $ 42.8 million, comprised of changes in the accounting of our contract with customers mainly due to recognition of commissions and customer fees ($26.4 million) which under the previous accounting standard were deferred and “pay at destination” bookings ($10.5 million) which under the previous accounting standard were recognized on an accrual basis when the travel occurred.

The cumulative effect of the revenue accounting changes made to our consolidated balance sheet as of January 1, 2018 were as follows:

	Balance at December 31, 2017	Adjustments(1)	Balance at January 1, 2018
Current Assets
Accounts Receivables	$198,273	15,407	$213,680
Current Liabilities
Deferred Revenue	30,113	27,455	2,658
Shareholders’ Equity
Accumulated losses	(367,616)	42,862	(324,754)

(1)	Net of tax effect

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

Revenue recognition

The Company generates revenue as a result of the booking of travel products and services on its websites and mobile apps. The Company provides customers the ability to book travel products and services on both a stand-alone basis or as a vacation package, primarily through its merchant and agency business models.

The Company derives its revenue mainly from:

-	Commissions earned from intermediating services, including facilitating reservations of flight tickets, hotel accommodations, car rentals and other travel-related products and services;

-	Service fees charged to customers for processing air tickets, hotel accommodations, car rentals and other travel-related products and services;

-	Override commissions or incentives from suppliers and GDS providers if the Company meets certain performance conditions; and

-	Advertising revenues from the sale of advertising placements on the Company´s websites.

Revenue is recognized upon the transfer of control of our promised services in an amount that reflects the consideration we expect to be entitled to in exchange for those services, which generally occurs at the completion of the transaction on the Company’s platform at the time of booking. Concurrently, the Company will recognize a provision for cancellations and customers failing to arrive for their reservations for all refundable pre-paid sales and all pay-at-destination reserves recognized under this criteria.

For our primary transaction-based revenue sources, discussed below, we have determined net presentation (that is, the amount billed to the traveler less the amount paid to a supplier) is appropriate for the majority of our revenue transactions as the supplier is primarily responsible for providing the underlying travel services and we do not control the service provided by the supplier to the traveler. We exclude all taxes assessed by a government authority, if any, from the measurement of transaction prices that are imposed on our travel related services or collected by the Company from customers (which are therefore excluded from revenue).

The Company offers travel products and services through the following business models: the Prepay/Merchant Model, which represents approximately 80% of total revenue, Other Revenue including GDS incentives, advertising represents 15% and the Pay-at-destination/Agency Model, which represents approximately 5% of total revenue.

Prepay/Merchant Business Model

Through this model the Company’s performance obligation is to facilitate the booking of air travel, accommodation, car rentals, cruises, destination services and vacation packages. The Company generates revenue based on the difference between the total amount that the customer pays for the travel product and the net rate owed to the supplier plus estimated taxes. Despegar.com also earns revenue by charging customers a service fee for booking their travel reservation. Customers generally pay at the time of booking and the Company generally pays to the supplier at a later date, which is normally at the time the customer uses the travel reservation.

Despegar.com recognizes revenue on a net basis when the customer completes the reservation process in the Company’s platform, which is when the Company’s performance obligation is satisfied. For the refundable transaction, the Company records an allowance for collection risk on this revenue based on historical experience for cancellation. For travel products that are cancelled by the customer after a specified period of time, the Company may charge a cancellation fee or penalty similar to the amount that the supplier charges for the cancellation.

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

Packages and sales transactions performed by customers through affiliated agencies are recognized following the revenue recognition policy described above.

Pursuant to the terms of the Company’s merchant supplier agreements with hotels, the Company’s travel service suppliers are permitted to bill it for the underlying cost of the service during a specified period of time. In the event that the Company is not billed by the travel supplier within a 12-month period from the check-out date, the Company recognizes incremental revenue from the unbilled amounts.

Pay-at-Destination/Agency Business Model

Through this model, the Company’s performance obligation is to facilitate the booking of hotels, car rentals and other travel-related products and services to be paid at destination. Despegar.com earns a commission paid directly by suppliers. The Company generally collects these commissions after the customer uses the travel reservation. In certain circumstances, the Company may also earn revenue by charging customers with a service fee for booking their travel reservation.

The Company recognizes revenue on a net basis when the customer completes the reservation process in the Company’s platform, which is when the Company’s performance obligation is satisfied. In addition, the Company records an allowance for collection risk on this revenue based on historical experience.

Incentives

The Company may receive override commissions from air, hotel and other travel service suppliers when it meets certain performance conditions. These variable considerations are recognized on a monthly accrued basis in accordance with the achievement of thresholds determined by each supplier.

Additionally, the Company uses GDS services provided by recognized suppliers. Under GDS service agreements, the Company earns revenue in the form of an incentive payment for sales that are processed through a GDS if certain contractual volume thresholds are met. Revenue is recognized for these incentive payments on a monthly accrued basis in accordance with ratable volume thresholds.

Advertising

The Company records advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.

Other Recently Adopted Accounting Standards

Effective January 1, 2018, the Company adopted the Accounting Standard Update No. 2016-18, Statement of cash flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally describe as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flow. The adoption of this standard had only affected the disclosure of the Consolidated Cash Flow statement.

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

Recently issued accounting pronouncements not yet adopted

On February 25, 2016 the FASB issued ASU 2016-02. The amendments in this update create Topic 842, Leases, which supersedes Topic 840, Leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. Previous GAAP did not require lease assets and lease liabilities to be recognized for most leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous leases guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous GAAP. Based on existing leases currently classified as operating leases, the Company expects to recognize on the statements of financial position right-of-use assets and lease liabilities. The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is assessing the effects that the adoption of this accounting pronouncement may have on the Company’s financial statements.

On June 16, 2016 the FASB issued the ASU 2016-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of credit losses on financial instruments”. This update amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost basis, this update eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. For available for sale debt securities, credit losses should be measured in a manner similar to current GAAP, however this topic will require that credit losses be presented as an allowance rather than as a write-down. The new standard is effective for fiscal years beginning after December 15, 2019. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its financial statements.

On August 29, 2018, the FASB issued the ASU 2018-15 “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The update conforms the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the accounting guidance that provides for capitalization of costs incurred to develop or obtain internal-use-software. The new guidance is effective for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its financial statements.

On August 28, 2018, the FASB issued the ASU 2018-13 “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The update is related to the disclosure requirements on fair value measurements, which removes, modifies or adds certain disclosures. The guidance is effective for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its financial statements.

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of June 30, 2018	As of December 31, 2017
Cash	62	12
Banks	239,781	344,809
Time deposits	130,296	—
Money market funds	20,577	26,192

	$390,716	$371,013

5. Accounts receivable, net of allowances

Accounts receivable, net of allowances consists of the following:

	As of June 30, 2018	As of December 31, 2017
Accounts receivable	196,526	197,389
Others	2,578	4,048
Allowance for doubtful accounts	(3,632)	(3,164)

	$195,472	$198,273

6. Other assets and prepaid expenses

Other current assets and prepaid expenses consist of the following:

	As of June 30, 2018	As of December 31, 2017
Tax credits (1)	31,834	23,866
Prepaid expenses and advance to suppliers	6,547	3,473
Advertising paid in advance	1,526	383
Others	2,564	1,683

	$42,471	$29,405

(1)

Mainly includes $ 13,636 of VAT credits, $ 10,702 of income tax credits, $ 1,960 of sales tax credits and $ 5,536 of other tax credits as of June 30, 2018; and $ 10,833 of VAT credits, $ 7,394 of income tax credits, $ 2,965 of sales tax credits and $ 2,674 of other tax credits as of December 31, 2017.

Other non-current assets consist of the following:

	As of June 30, 2018	As of December 31, 2017
Deferred tax assets	5,317	4,658

	$5,317	$4,658

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

7. Property and equipment, net

Property and equipment, net consists of the following:

	As of June 30, 2018	As of December 31, 2017
Computer hardware and software	27,654	26,001
Office furniture and fixture	12,519	11,915
Buildings	2,092	2,790
Land	41	64

Total property and equipment	42,306	40,770

Accumulated depreciation	$(25,085)	$(24,599)

Total property and equipment, net	$17,221	$16,171

Total depreciation expense for the six-month period ended June 30, 2018 is $2,334 and for the year ended December 31, 2017 is $5,075, respectively.

8. Goodwill and intangible assets, net

Goodwill and intangible assets, net consists of the following:

	As of June 30, 2018	As of December 31, 2017
Goodwill (1)	36,108	38,733
Intangible assets with indefinite lives Brands and domains	13,882	13,882
Amortizable Intangible assets Internal-use software and site internally developed	48,397	47,980

Total intangible assets	62,279	61,862

Accumulated amortization (2)	(25,018)	(26,438)

Total intangible assets, net	$37,261	$35,424

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

(1)	Following is the breakdown of Goodwill per reporting unit as of June 30, 2018 and as of December 31, 2017:

	Balance of beginning of period	Other comprehensive Income / (Loss)	Balance at end of period
June 30, 2018
Argentina	1,866	(664)	1,202
Brazil	12,766	(1,871)	10,895
Mexico	7,262	(90)	7,172
Uruguay	16,839	—	16,839

Total	38,733	(2,625)	36,108
December 31, 2017
Argentina	2,187	(321)	1,866
Brazil	12,959	(193)	12,766
Mexico	6,909	353	7,262
Uruguay	16,839	—	16,839

Total	38,894	(161)	38,733

Goodwill is fully attributable to the Air operating segment.

(2)

Total amortization expense for intangible assets with definite lives for the six-month period ended June 30, 2018 is $ 4,246 and for the year ended December 31, 2017 is $ 8,751, respectively. The estimated future amortization expense related to intangible assets with definite lives as of June 30, 2018, assuming no subsequent impairment of the underlying assets, is as follows:

Remaining 2018	3,425
2019	6,850
2020	6,850
2021	3,739
2022 and beyond	2,515

Total	23,379

9. Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	As of June 30, 2018	As of December 31, 2017
Marketing suppliers	23,716	28,301
Provision for invoices to be received	8,027	6,285
Affiliated agencies	801	977
Other suppliers	13,005	10,046

	$45,549	$45,609

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

10. Travel Suppliers payable

Travel Supplier payables consist of the following

	As of June 30, 2018	As of December 31, 2017
Hotels and other travel service suppliers (1)	122,489	151,023
Airlines	31,472	23,794

	$153,961	$174,817

(1)	Includes $ 111,038 and $ 137,396 as of June 30, 2018 and December 31, 2017, respectively, for deferred merchant bookings which will be due after the traveler has checked out.

11. Other liabilities

Other current liabilities consist of the following:

	As of June 30, 2018	As of December 31, 2017
Salaries payable	22,621	31,141
Taxes payable	8,723	5,517
Others	3,674	3,093

	$35,018	$39,751

Other non-current liabilities consist of the following:

	As of June 30, 2018	As of December 31, 2017
Taxes payable	363	1,015

	$363	$1,015

12. Income taxes

Tax Reform

Argentina

On December 27, 2017, the Argentine Senate approved a comprehensive income tax reform effective since January 1, 2018. Among the key features of the bill, (i) reduces the current 35% income tax rate to 30% for 2018 and 2019, and to 25% as from 2020; (ii) imposes a dividend withholding tax paid by an Argentine entity of 7% for 2018 and 2019, increasing to 13% as from 2020; (iii) repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018; iv) imposes income tax on indirect sales of assets located in Argentina for new stock acquisition, when Argentinean assets represent at least 30% of the value of the foreign entity; v) creates new rules applicable to controlled foreign companies for tax recognition of foreign profit investment; vi) introduces

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

taxation of foreign digital services on VAT for B2C (business to consumer) transactions; vii) establishes an advance pricing agreement regime and, viii) establishes a mutual agreement procedure for tax treaty interpretation disputes.

USA

On December 22, 2017, the U.S. government enacted a comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act made broad and complex changes to the U.S. tax code, including, but not limited to, (1) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years and (2) bonus depreciation that will allow for full expensing of qualified property.

The Tax Act also established new tax laws that came into effect on January 1, 2018, including, but not limited to: (a) the elimination of the corporate alternative minimum tax (AMT); (b) the creation of the base erosion anti-abuse tax (BEAT), a new minimum tax; (c) a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries -participation exemption system-; (d) a new provision designed to tax global intangible low-taxed income (GILTI), which allows for the possibility of using foreign tax credits (FTCs) and a deduction of up to 50 percent to offset income tax liability (subject to some limitations); (e) a new limitation on deductible interest expense; (f) the repeal of the domestic production activity deduction; (g) limitations on the deductibility of certain executive compensation; (h) limitations on the use of FTCs to reduce the U.S. income tax liability; and (i) limitations on net operating losses (NOLs) generated after December 31, 2017, to 80 percent of taxable income and the elimination of expiration rules.

The Deemed Repatriation Transition Tax (Transition Tax) is a tax on previously untaxed accumulated and current earnings and profits (E&P) of certain of our foreign subsidiaries. To determine the amount of the Transition Tax, the Company must determine, in addition to other factors, the amount of post-1986 E&P of the relevant subsidiaries, as well as the amount of non-U.S. income taxes paid on such earnings. The company estimates that no tax liability related to the Transition Tax is expected to be due. Accordingly, no adjustments have been made to income tax expense. The Transition Tax calculation will not be finalized until the Despegar.com, Corp Federal Income Tax return is filed.

The Tax Act created a new requirement that certain income (i.e., GILTI) earned by controlled foreign corporations (CFCs) must be included in the gross income of the CFCs’ U.S. shareholder. GILTI is the excess of the shareholder’s “net CFC tested income” over the net deemed tangible income return, which is currently defined as the excess of (1) 10 percent of the aggregate of the U.S. shareholder’s pro rata share of the qualified business asset investment of each CFC with respect to which it is a U.S. shareholder over (2) the amount of certain interest expenses taken into account in the determination of net CFC-tested income.

Under U.S. GAAP, the Company was allowed to make an accounting policy choice of either (1) treat GILTI as a period cost if and when incurred, or (2) recognize deferred taxes for basis differences that are expected to reverse as GILTI in future years. The Company selected the period cost method. Accordingly, the Company has not recorded any impact in connection with the potential GILTI tax as of June 30, 2018 and December 31, 2017.

The Company’s management considers the earnings of our foreign subsidiaries to be indefinitely reinvested, other than certain earnings the distributions of which do not imply withholdings, exchange rate differences or state income taxes, and for that reason has not recorded a deferred tax liability.

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

13. Commitments and contingencies

Leases

The Company leases office space under operating lease agreements with original terms ranging from 2 to 5 years. Rent expense amounted to $ 2,296 and $ 4,413 for the period ended June 30, 2018, and the year ended December 31, 2017, respectively. The Company’s lease obligations under non-cancellable operating leases are as follows:

Period ended June 30, 2018	Amount
Within 1 year	4,149
2 – 3 years	7,115
4 – 5 years	835

Total	12,099

Employment agreements

The Company has entered into employment agreements with certain key employees providing compensation guidelines for each employee. Pursuant to the terms of the employment agreements, the executives are generally entitled to receive compensation in the form of (i) an annual salary payable in cash on a monthly basis and (ii) a yearly bonus subject to the fulfillment of certain performance targets.

Tax, legal and other

As of June 30, 2018 the Company had accrued liabilities of approximately $3,600 related to unasserted tax claims. The Company currently estimates unasserted possible losses related to matters for which it has not accrued liabilities, as they are not deemed probable and reasonably estimable, to be approximately $23,000. The Company evaluates the likelihood of probable and reasonably possible losses, if any, related to all known contingencies on an ongoing basis. As a result, future increases or decreases to its accrued liabilities may be necessary and will be recorded in the period when such amounts are determined to be probable and reasonably estimable.

Brazilian Tax Authority Claim

In March 2013, São Paulo tax authorities asserted taxes (Brazilian municipal taxes “Imposto Sobre Serviço”) and fines against the Company’s Brazilian subsidiary relating to the period from 2008 to 2011 in an approximate updated amount of $ 21,500, including ordinary taxable services on commissions earned. On April 2, 2013, the Company’s Brazilian subsidiary filed an administrative defense against the authorities’ claim. In a decision published on August 30, 2014 the São Paulo tax authorities ruled against the Brazilian subsidiary upholding the claimed taxes and the fines previously imposed. An appeal to the São Paulo City Administrative Court was filed on September 30, 2014. On December 4, 2015, the Administrative Court ruled partially against the Brazilian subsidiary upholding the claimed taxes and the fines previously imposed. The Company accrued liabilities of $ 9,928 for the contingency.

On July 5, 2017, the Municipality of São Paulo published the terms of a special installment program called “Programa de Parcelamento Incentivado , PPI 2017”. On September 12, 2017 the Company applied for the program and was permited to pay in a single installment of $ 8,900 with a reduction in the interests and penalties due.

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

14. Related party transactions

Settlement with Certain Management Stockholders

In the last two months of 2016, the Company entered into settlement agreements and terminated the employment of two management stockholders (“Founders”). The settlement agreements includes a payable cash amount of $ 5,800, as a result of an employee relationship benefit and non competition and non disclosure agreement, out of which 50% was payable on July 1, 2018 or upon the occurrence of a liquidity event, which may result from the consummation of an initial public offering, or a capital injection among other conditions. On September 20, 2017, the Company completed its initial public offering; and the settlement was fully paid in December 2017.

Balances and operations with Expedia

Starting in March 2015, as a result of the Expedia Outsourcing Agreement executed with Expedia, the Company recognized balances and operations with Expedia as a related party.

The balances between the Company and Expedia are: $ 6,004 and $ 5,253 as of June 30, 2018 and as of December 31, 2017, respectively, recorded in Related party receivable; and $ 94,022 and $ 84,364 as of June 30, 2018 and as of December 31, 2017, respectively, recorded in Related party payables.

The net related party transactions are $23,300 and $18,900 for the periods ended June 30, 2018 and 2017, respectively, recorded in Revenue.

In addition, the Company has provided Expedia with a guaranty in form of security deposits in an aggregated amount of $ 10,000. They are recorded in restricted cash and cash equivalents non-current.

15. Revenue

The following tables summarizes the Company’s revenues by business model and product types:

Business model

	Six month ended June 30, 2018	Six month ended June 30, 2017
Pre-pay model	216,234	190,734
Pay-at-destination model	7,482	11,738
Others	53,136	45,989

	$276,852	$248,461

Product types

	Six month ended June 30, 2018	Six month ended June 30, 2017
Air	114,055	116,653
Packages, Hotels and Other Travel Products	162,797	131,808

	$276,852	$248,461

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

16. Fair value measurements

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2018 and December 31, 2017:

Description	Balances as of June 30, 2018	Quoted prices in active markets for (Level 1)	Significant other (Level 2)	Balances as of December 31, 2017	Quoted prices in active markets for (Level 1)	Significant other (Level 2)
Assets
Derivatives
Foreign currency forward contract	20	—	20	—	—	—
Liabilities
Derivatives
Foreign currency forward contract	—	—	—	(359)	—	(359)

Total financial assets	20	—	20	(359)	—	(359)

As of June 30, 2018 and December 31, 2017, the Company’s financial assets were measured at fair value using the following measurement techinques: (i) Level 1 inputs: unadjusted quoted prices in active markets (Level 1 instrument valuations are obtained from observable inputs that reflect quoted prices (unadjusted) for identical assets in active markets); and (ii) Level 2 inputs, which are obtained from readily-available pricing sources for comparable instruments as well as instruments with inactive markets at the measurement date. As of June 30, 2018 and December 31, 2017, the Company did not have any assets without market values that would require a high level of judgment to determine fair value (Level 3).

As of June 30, 2018 and December 31, 2017, the carrying value of the Company’s financial assets and liabilities measured at amortized cost approximated their fair value because of its short term maturity. These assets and liabilities included cash and cash equivalents; restricted cash; accounts receivables, net; other receivables and prepaid expenses; other non-current assets; accounts payable and accrued expenses; hotel suppliers payable; loans and other financial liabilities; salaries and social security payable; taxes payable and other liabilities. Loans payable approximate their fair value because the interest rates are not materially different from market interest rates.

The fair values off those financial assets and liabilities of the Company measured at amortized cost, is equal to their respective book values as of June 30, 2018 and December 31, 2017.

In addition, as of June 30, 2018 and December 31, 2017, the Company had $ 153,086 and $ 39,764 of cash and cash equivalents and restricted cash and cash equivalents, respectively, which consisted of time deposits. Those investments are accounted for at amortized cost, which, as of June 30, 2018 and December 31, 2017, approximates their fair values.

There have been no reclasifications among fair value levels.

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

17. Earnings per share

Earnings per share

Basic earnings per share

Basics earnings per share was calculated for the periods ended June 30, 2018 and 2017 using the weighted average number of common shares outstanding during the period.

Diluted earnings per share

For the periods ended June 30, 2018 and 2017, the Company computed diluted earnings per share using (i) the number of shares of common stock used in the basic earnings per share calculation as indicated above (ii) if diluted, the incremental common stock that the Company would issue upon the assumed exercise of restricted stock units. For the period ended June 30, 2018, the incremental common stock that the Company would issue upon the assumed exercise of the stock option plan was not included in the diluted earnings per share even when they were in-the-money, as under the treasury stock computation method they have an antidilutive effect as the sum of the proceeds, including unrecognized compensation expense, exceeds the average stock price. For the period ended June 30, 2017, stock options were out-of-the-money as the strike price exceeded the current share price; therefore, they are not included in the computation of diluted earnings per share.

The following table presents basic and diluted earnings per share:

	For the six month ended June 30, 2018	For the six month ended June 30, 2017
Net income / (loss) attributable to Despegar.com Corp.	17,598	18,801
Earnings per share attributable to Despegar.com Corp.
Basic	0.25	0.32
Diluted	0.25	0.32
Weighted average number of shares outstanding
Basic	69,142	58,518
Dilutive effect of restricted stock units	10	91

18. Stock based compensation

2015 Restricted Stock Unit Plan

On March 6, 2015, the shareholders of the Company approved a new restricted stock unit plan including the issuance of 90,626 restricted stock unit (the “RSUs”) in favor of an officer of the Company.

The RSUs include the following conditions:

•	Time-based condition: satisfied with respect to

-	40,626 RSUs on January 1, 2016;

-	20,000 RSUs on January 1, 2017;

-	20,000 RSUs on January 1, 2018; and

-	10,000 RSUs on July 1, 2018;

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

provided that the officer remains in continuous service through each applicable date.

•	Liquidity Event Requirement: satisfied on the earlier to occur of

-	an Initial Public Offering of the Company’s common stock, or

-	a change of control transaction (sale event).

•	No additional vesting exists upon completion of a liquidity event.

•	Restrictions:

-	Repurchase rights: in the event of a change of control, the Company has the right to repurchase certain shares contingent upon the valuation of the Company at such time, and

-

Transfer restrictions: after the consummation of an Initial Public Offering transfer restrictions apply limiting the ability to transfer certain shares subject to the valuation of the Company at such time.

The fair value of RSU granted during the year ended December 31, 2015, was estimated at the date of grant using the income approach valuation technique, including the Black-Scholes and Monte Carlo option-pricing models, assuming the following weighted average assumptions:

Expected volatility	41.69%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$7.47

The remaining vesting period as of June 30, 2018 is 1 day.

The following table presents a summary of the Company´s RSU activity:

	RSU´s	Weighted Average Grant Date Fair Value per share
Balance as of December 31, 2016	90,626	7.47
Granted Vested / (Cancelled)	— —	— —

Balance as of December 31, 2017	90,626	7.47
Granted	—	—
Vested as of March 21, 2018	(80,626)	—

Balance as of June 30, 2018	10,000	7.47

2016 Stock Option Plan

On November 2016, the Board of Directors of the Company approved, subject to the approval of the Company’s Stockholders (which occurred in March 2017), to adopt a stock plan and reserve for issuance of up to 4,000,000 stock options. On August 10, 2017, the Board of Directors and Company´s Stockholders approved Amended and Restated 2016 Stock Incentive Plan and reserve for issuance 861.777 shares, which increases total stock subject to the plan to no more than 4.861.777 shares. As of June 30, 2018, 3,865,000 stock options were effectively granted in favor of some officers of the Company.

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

The plan includes the following conditions:

•	Time-based condition: satisfied with respect to:

-	5% of stock options vest on December 1, 2017;

-	10% of stock options vest on December 1, 2018;

-	15% of stock options vest on December 1, 2019;

-	20% of stock options vest on December 1, 2020;

-	25% of stock options vest on December 1, 2021; and

-	25% of stock options vest on December 1, 2022;

if the officer remains in continuous service through each applicable date.

•	Liquidity Event Requirement: satisfied on the earlier to occur of

-	(i) an Initial Public Offering of the Company’s common stock, or

-	(ii) a change of control event.

•	No additional vesting exists upon completion of a liquidity event.

The Company has used the Fair Value Method for determining the value of the stock options plan. The remaining vesting period as of June 30, 2018 is 53 months.

The fair value of stock options granted during the period ended June 30, 2018, was estimated at the date of each grant using the income approach valuation technique, including the Black-Scholes and Monte Carlo option-pricing models, assuming the following weighted average assumptions:

Risk-free interest rate	1.49%
Expected volatility	40.1%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$14.55

Risk-free interest rate	2.58%
Expected volatility	47.8%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$17.21

Risk-free interest rate	2.58%
Expected volatility	45.7%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$16.81

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

The fair value of stock options granted during the year ended December 31, 2017, was estimated at the date of grant using the income approach valuation technique, including the Black-Scholes and Monte Carlo option-pricing models, assuming the following weighted average assumptions:

Risk-free interest rate	1.49%
Expected volatility	40.1%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$10.737

The fair value of stock options granted during the year ended December 31, 2016, was estimated at the date of grant using the income approach valuation technique, including the Black-Scholes and Monte Carlo option-pricing models, assuming the following weighted average assumptions:

Risk-free interest rate	1.84%
Expected volatility	39.9%
Expected life (in years)	10
Weighted-average estimated fair value of options granted during the year	$6.90

The following table presents a summary of the Company’s stock option activity:

	Options	Weighted Average Exercise Price per share	Remaining Contractual Life
Balance as of December 31, 2016	3,175,000	26.02	6

Granted	600,000	26.02
Balance as of December 31, 2017	3,775,000	26.02	5

Granted	650,000	28.48
Forfeited	(560,000)	26.43

Balance as of June 30, 2018	3,865,000	26.44	4.5

As of June 30, 2018, there was approximately $39,180 of unrecognized stock-based compensation expense related to unvested stock-based awards, which is expected to be recognized in expense over a weighted-average period of 4.5 years. Compensation cost will not be impacted upon completion of a liquidity event.

19. Guarantees

The Company is required to be accredited by the International Air Transport Association (“IATA”) to be permitted to sell international airlines tickets of airlines affiliated with IATA.

Certain Despegar.com subsidiaries granted guarantees for $ 22,790 for the benefit of the IATA, Expedia and other suppliers in the form of time deposits or bank and insurance guarantees, which were recorded as Restricted cash and cash equivalent in the unaudited interim condensed consolidated balance sheet at June 30, 2018.

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

20. Segment information

In order to make operating decisions and assess performance, the Company’s chief operating decision function organized the Company’s business in two operating segments, namely “Air” and “Packages, Hotels and Other travel products”, each of them having their own respective segment management.

The “Air” operating segment derives its revenue from commissions earned from facilitating reservations of flight tickets, service fees charged to customers for processing flight tickets and override commissions or incentives from suppliers and GDS if the Company meets certain volume thresholds.

The “Packages, Hotels and Other travel products” operating segment derives its revenue from commissions earned from facilitating reservations of packages, accommodations, car rentals and other travel related products and services, service fees charged to customers for processing bookings, advertising revenue from the sale of advertising placements on the Company´s websites and override commissions or incentives from suppliers if the Company meets certain volume thresholds. Packages are bundle deals where the customer selects and buys multiple products, within the same session. In these transactions the Company acts as an intermediary. Packages transaction may include airline tickets. The air portion of these package transactions is included within the “Packages, Hotels and Other travel products” operating segment.

The Company’s primary measure of a segment’s profit or loss is Adjusted EBITDA, which includes allocations of certain expenses based on transaction volumes and other usage metrics. The Company’s allocation methodology is periodically evaluated and may change.

The Company does not have:

-	transactions between reportable segments

-	assets allocated by segment, or

-	revenue from transactions with a single customer amounting to 10 percent or more of revenue.

The following tables present the Company’s segment information for the six month periods ended June 30, 2018 and 2017. While depreciation and amortization is allocated to operating segments based on operational measures such as relative headcount and IT investment, property and equipment is not allocated to operating segments, and the Company does not report the assets by segment as this information is not regularly provided to its chief operating decision makers.

	Six-month period ended June 30, 2018
	Air	Packages, Hotels and Other travel products	Unallocated	Total
Third-party revenue	114,055	162,797	—	276,852
Adjusted EBITDA	17,309	21,503	444	39,256
Depreciation and amortization	(2,026)	(1,991)	(2,563)	(6,580)
Stock-based compensation	—	—	(2,249)	(2,249)
Operating income / (loss)	15,283	19,512	(4,368)	30,427
Financial income	—	—	—	2,972
Financial expense	—	—	—	(11,095)
Income before income tax	—	—	—	22,304
Income tax expense	—	—	—	(4,706)
Net income	—	—	—	17,598

Despegar.com, Corp.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(in thousands U.S. dollars)

	Six-month period ended June 30, 2017
	Air	Packages, Hotels and other travel products	Unallocated	Total
Third-party revenue	116,653	131,808	—	248,461
Adjusted EBITDA	27,873	18,043	(4,689)	41,227
Depreciation and amortization	(1,340)	(1,874)	(3,047)	(6,261)
Stock-based compensation	—	—	(2,106)	(2,106)
Operating income / (loss)	26,533	16,169	(9,842)	32,860
Financial income	—	—	—	915
Financial expense	—	—	—	(8,682)
Income before income tax	—	—	—	25,093
Income tax expense	—	—	—	(6,292)
Net income				18,801

Geographic information

In the six-month period ended June 30, 2018, 25% of revenue was originated in transactions invoiced by the subsidiary in Argentina, 30% by the subsidiary in Brazil and 27% by subsidiaries in Uruguay (23%, 28% and 32%, respectively, as of June 30, 2017). Subsidiaries in no individual country other than those detailed above accounted for more than 10% of revenue.

21. Subsequent events

On August 9, 2018, the Company’s board of directors approved a share repurchase program that enables the Company to repurchase up to $ 75 million of its shares effective immediately and expiring in one year. The timing and number of shares repurchased will depend on a variety of factors, including price, general business and market conditions, and alternative investment opportunities.

The Company is not obligated to acquire any specific number of shares and the repurchase program may be suspended, terminated or modified at any time for any reason.

Up to October 2018, the Company has repurchased 1,545 thousand shares for $ 26 million.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

Under BVI law, each of our directors, in exercising his powers or performing his duties, is required to act honestly and in good faith and in what the director believes to be in our best interests, is required to exercise his powers as a director for a proper purpose, may not act, or agree to us acting, in a manner that contravenes the British Virgin Island Business Companies Act, 2004 as amended from time to time (the “BVI Act”) or our memorandum or articles of association, and is required to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances (taking into account, but without limitation, the nature of the company; the nature of the decision; and the position of the director and the nature of the responsibilities undertaken by him).

Our memorandum and articles of association provide that, to the fullest extent permitted by law, the Company is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Company (and any other persons to which the Company is permitted to provide indemnification under applicable law) through provisions in the memorandum and articles of association, agreements with such directors, officers agents or other persons, vote of disinterested directors or otherwise, subject only to limits created by the BVI Act.

Our memorandum and articles of association provide that the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or (b) is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise; provided that such indemnification shall not apply unless the person claiming such indemnification acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

We may pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

We may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not we have or would have had the power to indemnify the person against the liability as provided in our memorandum and articles of association.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 9. Exhibits.

(a) Exhibits

Exhibit Number	Description

3.1	Amended and Restated Memorandum and Articles of Association of Despegar.com, Corp. (incorporated by reference to Exhibit 3.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.1	Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.2	Fourth Amended and Restated First Refusal and Co-Sale Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.2 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.3	Fourth Amended and Restated Voting Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

5.1	Opinion of Conyers Dill & Pearman, British Virgin Islands counsel of Despegar, as to the validity of the ordinary shares (incorporated by reference to Exhibit 5.1 to the Registration Statement filed on Form F-1, filed on August 16, 2018)

8.1	Opinion of Conyers Dill & Pearman, British Virgin Islands counsel of Despegar, as to British Virgin Islands tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement filed on Form F-1, filed on August 16, 2018)

23.1	Consent of PRICE WATERHOUSE & CO. S.R.L.

(b) Financial Statement Schedules

Financial statement schedules have been omitted, as the information required to be set forth therein is included in the consolidated financial statements or notes thereto incorporated by reference into the prospectus forming part of this registration statement.

Item 10. Undertakings.

(a) The undersigned hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information otherwise required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i) The undersigned hereby undertakes:

(1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Post-Effective Amendment No. 1 to Form F-1 on Form F-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina on November 20, 2018.

DESPEGAR.COM, CORP.

By:	/s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title: General Counsel

Power of Attorney

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Form F-1 on Form F-3 has been signed below by the following persons in the capacities note below on November 20, 2018.

	Name	Title

By:	/s/ Damián Scokin	Director and Chief Executive Officer (principal executive officer)
Name:	Damián Scokin

By:	/s/ Alberto López Gaffney	Chief Financial Officer (principal financial officer and principal accounting officer)
Name:	Alberto López Gaffney

By:	*	Director
Name:	Michael Doyle

By:	*	Director (Chairman)
Name:	Jason Lenga

By:	*	Director
Name:	Adam Jay

By:	*	Director
Name:	Nilesh Lakhani

By:	*	Director
Name:	Martín Rastellino

By:	*	Director
Name:	Mario Eduardo Vázquez

By:	*	Authorized Representative in the United States
Name:	Donald J. Puglisi

*By:	/s/ Juan Pablo Alvarado	November 20, 2018
Juan Pablo Alvarado
As Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Memorandum and Articles of Association of Despegar.com, Corp. (incorporated by reference to Exhibit 3.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.1	Sixth Amended and Restated Investors’ Rights Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.1 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.2	Fourth Amended and Restated First Refusal and Co-Sale Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.2 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

4.3	Fourth Amended and Restated Voting Agreement, dated as of August 29, 2017, by and among the Company and the shareholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement filed on Form F-1, filed on August 31, 2017)

5.1	Opinion of Conyers Dill & Pearman, British Virgin Islands counsel of Despegar, as to the validity of the ordinary shares (incorporated by reference to Exhibit 5.1 to the Registration Statement filed on Form F-1, filed on August 16, 2018)

8.1	Opinion of Conyers Dill & Pearman, British Virgin Islands counsel of Despegar, as to British Virgin Islands tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement filed on Form F-1, filed on August 16, 2018)

23.1	Consent of PRICE WATERHOUSE & CO. S.R.L.

101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema

101. CAL	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB	XBRL Taxonomy Extension Schema Label Linkbase

101. PRE	XBRL Taxonomy Extension Presentation Linkbase